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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of     JUNE         , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No  X
             ------    ------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                   [VHQ WHERE ENTERTAINMENT BEGINS!(TM) logo]

A COPY OF THIS PRELIMINARY PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF BRITISH COLUMBIA, ALBERTA, SASKATCHEWAN, MANITOBA, ONTARIO AND QUEBEC, BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. THIS PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE, AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY THE SECURITIES OFFERED HEREBY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OF AMERICA AND THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY WITHIN THE UNITED STATES OF AMERICA. SEE "PLAN OF DISTRIBUTION".

                    PRELIMINARY PROSPECTUS DATED JUNE 6, 2002

NEW ISSUE
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                             VHQ ENTERTAINMENT INC.

                               PRICE: $__ PER UNIT
                    MAXIMUM OFFERING: $ 10,000,000 (__ UNITS)
                     MINIMUM OFFERING: $ 4,000,000 (__ UNITS)
       EACH UNIT CONSISTS OF 1 COMMON SHARE AND 1/2 COMMON SHARE PURCHASE
       WARRANT WHICH ARE NOT SEPARABLE UNTIL AFTER A DATE TO BE DETERMINED BY THE CORPORATION AND THE AGENTS (THE "RECORD AND DISTRIBUTION DATE")
                      WHICH WILL NOT BE LATER THAN __, 2002.

We, VHQ Entertainment Inc, are offering through our agents, Desjardins Securities Inc. and First Associates Investments Inc. (each an "Agent" and collectively referred to as the "Agents"), a maximum of __ units (the "Units") and a minimum of __ Units of VHQ. Each Unit consists of 1 common share (a "Common Share") in our capital and 1/2 Common Share purchase warrant (each whole Common Share purchase warrant referred to as a "Warrant"). Each whole Warrant will entitle the holder of that Warrant to purchase 1 Common Share (a "Warrant Share") at any time from the date it is issued until 5:00 p.m. (Toronto time) on __ at an exercise price of $__ per Warrant Share. The Units are being offered at a purchase price of $__ per Unit (the "Offering Price"). We determined the Offering Price through negotiations with the Agents.

                                                                                                 NET PROCEEDS TO
                                                PRICE TO PUBLIC            AGENTS' FEE(1)<F1>     CORPORATION(2)<F2>
Per Unit                                              $__                        $__                    $__
Total Minimum Offering(3)<F3>                         $__                        $__                    $__
Total Maximum Offering(3)<F3>                         $__                        $__                    $__

(1)<F1> The Agents will also be granted, upon completion of the offering, non-transferable options to purchase that number of Units equal to 10% of the Units sold pursuant to the offering at the Offering Price which options will expire 24 months from the closing of the offering (the "Agents' Options"). The Agents' Options (one-half only in Ontario) are qualified for distribution pursuant to this prospectus. See "Plan of Distribution".
(2)<F2> Before deducting expenses of the offering, estimated to be $180,000 which, together with the Agents' fee, will be paid from the proceeds of the offering.
(3)<F3> We have granted the Agents an option (the "Over-Allotment Option"), exercisable for a period of 90 days from the date of closing of the offering, to purchase up to 15% of the total number of Units sold pursuant to the offering, on the same terms set forth above, to cover over-allotments, if any. If the Agents exercise the Over-Allotment Option in full, the total price to the public, the Agents' fee and the net proceeds to us before expenses of the offering will be $o, $o and $o, respectively, assuming completion of the maximum offering and $o, $o and $o, respectively, assuming completion of the minimum offering. This prospectus also qualifies the granting of the Over-Allotment Option and the distribution of the Units issued upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

We are a video and home entertainment retailer. We operate, through our wholly-owned subsidiaries, a chain of 49 video and home entertainment stores in Alberta, Saskatchewan and the Northwest Territories.

OUR COMMON SHARES ARE TRADED ON THE TORONTO STOCK EXCHANGE ("TSX") UNDER THE SYMBOL "VHQ". THE CLOSING SALE PRICE OF OUR COMMON SHARES ON THE TSX ON JUNE 5, 2002 WAS $0.85. THERE IS CURRENTLY NO MARKET THROUGH WHICH, AFTER THE RECORD AND DISTRIBUTION DATE, THE WARRANTS MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO SELL THE WARRANTS.

AN INVESTMENT IN THE UNITS IS SUBJECT TO A NUMBER OF RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS. THESE RISK FACTORS INCLUDE, WITHOUT LIMITATION, RISKS ASSOCIATED WITH OUR HISTORY OF RECENT LOSSES, OUR LIMITED OPERATING HISTORY, OUR ABILITY TO INCREASE REVENUE GROWTH AT EXISTING STORES, OUR ABILITY TO SUSTAIN OUR GROWTH OR TO MANAGE THE GROWTH OF OUR OPERATIONS, OUR ABILITY TO OBTAIN ADDITIONAL FINANCING TO EXPAND OUR BUSINESS, PIRACY OF THE PRODUCTS WE OFFER, OUR ABILITY TO COMPETE WITH OTHER VIDEO CHAINS FOR ACQUISITION TARGETS, OUR RELIANCE ON REPRESENTATIONS MADE BY SELLERS OF
ACQUISITION  TARGETS,  OUR ABILITY TO MAKE INFORMED DECISIONS ON PRIVATE COMPANY
ACQUISITION TARGETS, OUR ABILITY TO INTEGRATE THE OPERATIONS OF VIDEO RETAIL STORES THAT WE ACQUIRE WITH OUR EXISTING STORES AND SYSTEMS, COMPETITION IN THE VIDEO RETAIL INDUSTRY, COMPETITORS WITH GREATER RESOURCES, TECHNICAL OBSOLESCENCE OF THE ENTERTAINMENT PRODUCTS THAT WE OFFER, ADDITIONAL CAPITAL EXPENDITURES REQUIRED TO INCREASE OUR DVD SELECTION, MOVIE STUDIOS ADVERSELY CHANGING THEIR DISTRIBUTION PRACTICES, OUR DEPENDENCE ON SUPPLIERS AND
WHOLESALERS FOR INVENTORY, SEASONAL AND OPERATING FLUCTUATIONS OF OUR OPERATIONS, NEWLY RELEASED MOVIES BEING INITIALLY PRICED AS A SELL-THROUGH PRODUCT, CHANGES IN OUR COST STRUCTURE, CHANGES IN THE LOCAL ECONOMIES WHERE WE OPERATE, OUR RELIANCE ON THE EXPERTISE OF KEY PERSONNEL, THE IMMEDIATE AND SUBSTANTIAL DILUTION THAT PURCHASERS OF UNITS WILL SUFFER, THE LACK OF A MARKET FOR THE WARRANTS, AND THE IMPROBABILITY THAT ANY DIVIDENDS WILL BE PAID IN THE FORESEEABLE FUTURE. SEE "RISK FACTORS".

The offering is not underwritten and is subject to receipt by us, through our Agents, of a minimum subscription of $4,000,000 which must be raised within 90 days of the issuance of a receipt from the securities commissions in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec (the "Qualifying Jurisdictions") for the (final) prospectus, or such other time as may be authorized by the securities commissions in the Qualifying Jurisdictions and agreed to by the Agents. During the 90 day period, subscription funds will be held by Computershare Trust Company of Canada, as depository. If the minimum subscription is not raised, subscription monies will be returned to subscribers without interest or deduction. Subscriptions will be received subject to rejection or allotment in whole or in part, and the right is reserved by the Agents to close the subscription book at any time without notice. See "Plan of Distribution".

The Agents, as agents on our behalf, conditionally offer the Units on a reasonable efforts basis. The Units are offered subject to prior sale, if, as and when issued, sold and delivered by us and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on our behalf by Shea Nerland Calnan and on behalf of the Agents by Gowling Lafleur Henderson LLP. It is expected that definitive certificates evidencing the Units will be available for delivery at closing which is expected to occur on or about o, 2002, or such later date as we and the Agents may agree, but in any event no later than o, 2002. See "Plan of Distribution".

                                TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT..........................2           COMPENSATION OF EXECUTIVE OFFICERS.................30
FORWARD LOOKING STATEMENTS..........................2              EMPLOYMENT CONTRACTS............................31
PROSPECTUS SUMMARY..................................3           USE OF PROCEEDS....................................32
THE CORPORATION.....................................5           CONSOLIDATED CAPITALIZATION........................32
OUR BUSINESS........................................5           DESCRIPTION OF SHARE CAPITAL.......................33
   OUR RETAIL BUSINESS GROWTH STRATEGY..............5              COMMON SHARES...................................33
   OUR RETAIL STORES................................6              PREFERRED SHARES................................33
   OUR EXISTING RETAIL LOCATIONS....................6              DIVIDENDS AND DIVIDEND POLICY...................33
   MARKET SEGMENTS AND REVENUE MIX..................7           TRADING IN OUR COMMON SHARES.......................33
   SEASONALITY OF THE RETAIL VIDEO INDUSTRY.........7           DETAILS OF THE OFFERING............................34
   LICENSES / SUPPLY AGREEMENTS.....................7           PLAN OF DISTRIBUTION...............................35
   MARKETING AND ADVERTISING........................8           RIGHTS TO ACQUIRE COMMON SHARES....................36
   INVENTORY........................................9              STOCK OPTION PLAN...............................36
   INFORMATION SYSTEMS..............................9              OTHER RIGHTS TO PURCHASE COMMON SHARES..........37
   COMPETITION AND TECHNOLOGICAL OBSOLESCENCE.......9           PRINCIPAL SHAREHOLDERS.............................37
   TRADEMARKS......................................10           RELATED PARTY TRANSACTIONS.........................38
   OUR EMPLOYEES...................................10           DILUTION...........................................39
   CORPORATE STRUCTURE.............................10           CONFLICTS OF INTEREST..............................39
   OUR ACQUISITIONS................................10           RISK FACTORS.......................................39
   OUR CAPITAL EXPENDITURES........................12              CORPORATION SPECIFIC RISKS......................39
   E-TREND NETWORKS, INC...........................13              ACQUISITION RISKS...............................41
   OUR PROPERTIES AND EQUIPMENT....................13              OPERATING RISKS.................................42
SELECTED CONSOLIDATED FINANCIAL INFORMATION........14              CORPORATION AND SECURITIES RELATED RISKS........45
OPERATING AND FINANCIAL REVIEW.....................15           PRIOR SALES........................................46
   NINE MONTHS ENDED FEBRUARY 28, 2002                          MATERIAL CONTRACTS.................................46
   COMPARED TO NINE MONTHS ENDED FEBRUARY 28, 2001.15           LEGAL MATTERS......................................46
   FISCAL 2001 COMPARED TO FISCAL 2000.............19           LEGAL PROCEEDINGS..................................46
   FISCAL 2000 COMPARED TO FISCAL 1999.............23           AUDITORS, TRANSFER AGENT AND
   BUSINESS RISKS AND MANAGEMENT...................26           REGISTRAR..........................................47
DIRECTORS AND SENIOR MANAGEMENT....................26           PURCHASER'S STATUTORY RIGHTS.......................47
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS...29           AUDITORS' REPORT...................................48
   COMPENSATION OF DIRECTORS.......................29           CERTIFICATE OF THE CORPORATION.....................64
                                                                CERTIFICATE OF THE AGENTS..........................65

                           ELIGIBILITY FOR INVESTMENT

In the opinion of Shea Nerland Calnan and Gowling Lafleur Henderson LLP in accordance with legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, where applicable, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, where applicable without resort to the so-called "basket provisions", the Units (and the Common Shares and the Warrants contained therein) will not, at the closing of the offering, be precluded as investments under the following statutes:


INSURANCE COMPANIES ACT (Canada)                     LOAN AND TRUST CORPORATIONS ACT (Ontario)
TRUST AND LOAN COMPANIES ACT (Canada)                AN  ACT  RESPECTING  INSURANCE  (Quebec)  for  an
PENSION BENEFITS STANDARDS ACT, 1985 (Canada)        insurer as defined therein, constituted under the
LOAN AND TRUST CORPORATIONS ACT (Alberta)            laws of Quebec, other than a guarantee fund
INSURANCE ACT (Alberta)                              AN  ACT  RESPECTING  TRUST  COMPANIES AND SAVINGS
EMPLOYMENT PENSION PLANS Act (Alberta)               COMPANIES   (Quebec)   for   savings    companies
PENSION    BENEFITS    STANDARDS    ACT              investing  their own funds and by trust companies
(British Columbia)                                   investing  their own  funds  and  funds  received
FINANCIAL INSTITUTIONS ACT (British Columbia)        as deposits
THE INSURANCE ACT (Manitoba)                         SUPPLEMENTAL  PENSION  PLANS  ACT (Quebec), for a
THE TRUSTEE ACT (Manitoba)                           plan governed thereby
THE PENSION BENEFITS ACT (Manitoba)                  THE PENSION BENEFITS ACT, 1992 (Saskatchewan)
PENSION BENEFITS ACT (Ontario)

In the opinion of Shea Nerland Calnan and Gowling Lafleur Henderson LLP, at the date hereof, the Units (and the Common Shares and the Warrants contained therein) are qualified investments under the INCOME TAX ACT (Canada) (the "Tax Act") and the regulations thereunder for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan and a registered education savings plan. Also in the opinion of such counsel, based upon the information provided by the Corporation, at the date hereof, the Units (and the Common Shares and the Warrants) do not constitute "foreign property" for the purposes of Part XI of the Tax Act.

                           FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. These factors include, without limitation, risks associated with our history of recent losses, our limited operating history, our ability to increase revenue growth at existing stores, our ability to sustain our growth or to manage the growth of our operations, our ability to obtain additional financing to expand our business, piracy of the products we offer, our ability to compete with other video chains for acquisition targets, our reliance on representations made by sellers of acquisition targets, our ability to make informed decisions on private company acquisition targets, our ability to integrate the operations of video retail stores that we acquire with our existing stores and systems, competition in the video retail industry, competitors with greater resources, technical obsolescence of the entertainment products that we offer, additional capital expenditures required to increase our DVD selection, movie studios adversely changing their distribution practices, our dependence on suppliers and wholesalers for inventory, seasonal and operating fluctuations of our operations, newly released movies being initially priced as a sell-through product, changes in our cost structure, changes in the local economies where we operate, and our reliance on the expertise of key personnel. See "Risk Factors". Although the forward looking statements contained in this prospectus are based upon assumptions believed solely by our management to be reasonable, we cannot assure investors that actual results will be consistent with these forward looking statements. These forward looking statements are made as at the date of this prospectus, and we assume no obligation to update or revise them to reflect new events or circumstances.

                               PROSPECTUS SUMMARY

THE FOLLOWING IS A SUMMARY OF THE PRINCIPAL FEATURES OF THE OFFERING AND SHOULD BE READ TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL DATA AND STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS.

                             VHQ ENTERTAINMENT INC.

We, VHQ Entertainment Inc., are a Canada corporation, incorporated on September 5, 1997. In this prospectus "VHQ Entertainment", "VHQ", "we", "us", "our" or the "Corporation" refers to VHQ Entertainment Inc. and its subsidiaries as the context requires. We operate, directly and through our wholly-owned subsidiaries, a chain of 49 video and home entertainment stores in Alberta, Saskatchewan and the Northwest Territories. Our business strategy is to focus on serving rural and secondary markets and smaller urban centers, which typically have less competition, lower fixed costs and lower staffing costs. We intend to grow by opening new stores using our video and home entertainment store format that we have developed and by acquiring existing video and home entertainment stores in the markets that we target to serve.

Our principal business office is located at 6201 - 46th Avenue, Red Deer, Alberta T4N 6Z1, and our registered office is located at 1900, 715 - 5th Avenue, S.W., Calgary, Alberta T2P 2X6. Our web site is WWW.VHQ.CA.

                                  THE OFFERING

OFFERING:            The  offering is a maximum of __ Units  for gross  proceeds of $10,000,000 and a minimum of __ Units for gross proceeds of $4,000,000, in either case before the exercise, if any, of the Over-Allotment Option. Each Unit consists of 1
                     Common Share and 1/2 Warrant which are not separable until after the Record and Distribution Date which will not be later than __, 2002. Each whole Warrant entitles the holder of that Warrant to purchase 1 Warrant Share at any time from the date it is issued until 5:00 p.m. (Toronto time) on __ at an exercise price of $__ per Warrant Share. See
                     "Plan of Distribution".

OFFERING PRICE:      The Offering Price is $__ per Unit.

PROCEEDS:            Assuming that the Agents do not exercise the Over-Allotment
                     Option in whole or in part, the total price to the public, the Agents' fee and the net proceeds to us after deducting estimated expenses of the offering will be $__, $__ and $__, respectively, assuming completion of the maximum offering, and $__, $__ and $__, respectively, assuming completion of the minimum offering.

                     If the Agents exercise the Over-Allotment Option in full, the total price to the public, the Agents' fee and the net proceeds to us after deducting estimated expenses of the offering will be $__, $__ and $__, respectively, assuming completion of the maximum offering, and $__, $__ and $__, respectively, assuming completion of the minimum offering. See "Plan of Distribution".

USE OF PROCEEDS:     The net  proceeds  of  the  offering  will be used by us to open new stores or acquire additional stores, purchase additional inventory for resale, reduce outstanding short term debt and complete a new point of sale software system.
                     See "Use of Proceeds".

                                  RISK FACTORS

Investment in the Units is subject to a number of risk factors that investors should consider carefully. These risk factors include, without limitation, risks associated with our history of recent losses, our limited operating history, our ability to increase revenue growth at existing stores, our ability to sustain our growth or to manage the growth of our operations, our ability to obtain additional financing to expand our business, piracy of the products we offer, our ability to compete with other video chains for acquisition targets, our reliance on representations made by sellers of acquisition targets, our ability to make informed decisions on private company acquisition targets, our ability to integrate the operations of video retail stores that we acquire with our existing stores and systems, competition in the video retail industry, competitors with greater resources, technical obsolescence of the entertainment products that we offer, additional capital expenditures required to increase our DVD selection, movie studios adversely changing their distribution practices, our dependence on suppliers and wholesalers for inventory, seasonal and operating fluctuations of our operations, newly released movies being initially priced as a sell-through product, changes in our cost structure, changes in the local economies where we operate, our reliance on the expertise of key personnel, the immediate and substantial dilution that purchasers of Units will suffer, the lack of a market for the Warrants, and the improbability that any dividends will be paid in the foreseeable future. See "Risk Factors".

                             SELECTED FINANCIAL DATA

The following table sets out selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                       Nine Months Ended
                                          February 28                      Twelve Months Ended May 31
                                  --------------------------------------------------------------------------------
                                       2002          2001           2001               2000              1999
                                  -------------  ------------    ------------     --------------     -------------
                                   (unaudited)   (unaudited)     (audited)        (audited)          (audited)
Revenues                             19,695,750    15,797,843      21,330,467         12,884,852         4,919,535
Operating income (loss)                 769,612     1,933,159       1,241,411            891,794           398,754
Income (loss) before certain           (70,624)       703,324       (387,803)              7,307           390,383
   items(1)<F1>
EBITDA(2)<F2>                         4,416,023     4,429,418       4,570,824          2,959,479         1,312,669
Amortization of rental product        3,269,065     1,975,341       2,599,104          1,450,933           643,896
Net income (loss)                   (1,299,933)       122,513     (2,813,521)          2,102,867           217,383
Net income (loss) per share(3)<F3>       (0.11)          0.01          (0.24)               0.21              0.03
Total assets                         15,587,644    16,420,314      13,737,968         14,553,094         3,955,310
Total long term debt(4)<F4>           1,075,420       201,571         110,794            233,996           222,422

(1)<F1> Certain items includes: write down of capital assets, write down of investments, minority interest, equity loss on investment, gain on dilution of investment, gain on disposal of assets and future income taxes.

(2)<F2> EBITDA is not a recognized measure under Canadian GAAP. As used in this prospectus, EBITDA means net income before future income taxes (recovery), gain on disposal of assets, gain on dilution of investment, equity loss of investment, minority interest, write-down of capital assets, write-down of investment, Video Limited Partnership disbursements, income tax recovery, interest on convertible debenture, interest expense (net), amortization of intangibles, amortization of rental product, and amortization of other store related capital assets in the amount of $357,264, $245,810, $368,375, $370,464, and $266,200
         for the 9 months ended February 28, 2002, 9 months ended February 28, 2001, and the 12 months ended May 31, 2001, 2000, and 1999, respectively, which is included in store operating expenses.

(3)<F3> Net income (loss) per share was calculated using the weighted average number of Common Shares outstanding. An assumed conversion of the options and warrants to purchase Common Shares and the resultant imputed interest savings does not have a dilutive effect on earnings
         (loss) per share.

(4)<F4>  Excluding current portion.

                                 THE CORPORATION

We, VHQ Entertainment Inc., were incorporated as 753541 Alberta Ltd., an Alberta corporation under the BUSINESS CORPORATIONS ACT (Alberta) on September 5, 1997. Our authorized capital consisted of an unlimited number of Common Shares. On December 22, 1997, our Articles of Incorporation were amended to change our name to Video Headquarters Inc. and to create a new class of an unlimited number of preferred shares issuable in series. On September 18, 1998, our Articles of Incorporation were amended to consolidate our Common Shares on the basis of 2 old shares for 1 new share. All references to numbers of Common Shares in this prospectus are after giving effect to the share consolidation. On November 25, 1999, our articles were amended to allow for the election or appointment of directors for terms expiring not later than the close of the third annual meeting of shareholders following their election or appointment. Pursuant to Articles of Continuance dated December 1, 2000, we were continued under the CANADA BUSINESS CORPORATIONS ACT ("CBCA") and our name was changed to "VHQ Entertainment Inc."

Our principal business office is located at 6201 - 46th Avenue, Red Deer, Alberta T4N 6Z1, and our registered office is located at 1900, 715 - 5th Avenue, S.W., Calgary, Alberta T2P 2X6. Our phone number is (403) 346-8119 and our e-mail address is www.mail@vhq.ca.

Our web site is located at WWW.VHQ.CA. Information contained on our web site is not part of this prospectus.

                                  OUR BUSINESS

We operate, directly and through our wholly owned subsidiaries, a chain of 49 retail video and home entertainment stores in Alberta, Saskatchewan and the Northwest Territories. Our business strategy is to focus on serving rural and secondary markets and smaller urban centers, which typically have less competition, lower fixed costs and lower staffing costs. We intend to grow by opening new stores using our video and home entertainment store format that we have developed and by acquiring existing video and home entertainment stores in the markets that we target to serve.

OUR RETAIL BUSINESS GROWTH STRATEGY

Our business strategy is to compete in rural markets with a trading area population averaging approximately 10,000, small urban centers and, to a lesser degree, within neighborhood markets in large urban centers. We believe that the advantages of targeting these markets are:

o        less competition.
o less indirect competition from other entertainment venues such as organized sport, theatres, pools and other forms of entertainment or recreation.
o        the ability to develop market share at lower per customer expense.
o        lower fixed costs, such as for leased space.
o        lower staffing costs including, generally, less staff turnover.
o        lower existing market penetration by competitors.

We generally charge rental rates that are competitive with rates charged by our competitors in larger urban centers.

We intend to grow by establishing new, or acquiring established, video and home entertainment stores.

We intend to apply specific selection criteria when evaluating new locations, including:

o        population base within 30 kilometres exceeding 10,000 persons.
o        competition, or lack thereof,  in a target market.
o        availability  of  convenient  retail  space  with  available   drive-up
         parking.
o        traffic, frontage and exposure at retail site.
o demographic characteristics of the area (household size, age and income).

OUR RETAIL STORES

Our video and home entertainment stores are typically located in retail strip shopping centres and well-located stand-alone retail stores and range in size from 3,500 to 8,000 square feet. Our stores are open seven days a week, generally from 10 a.m. to 12 midnight.

Our stores display new release movies alphabetically and catalogue titles are displayed alphabetically by category, such as "Action," "Comedy," "Drama" and "Children." Our typical store's inventory consists of video cassettes ("VHS"), digital versatile discs ("DVD"s), video games and music compact discs ("CD"s). The actual inventory of each store varies depending on its location. We continually review each store to ensure that inventory is meeting local demand. Also, each store has a few special interest titles, covering such subjects as hunting, golf and education, selected by management to appeal to the customer base in the store's local market area. We make buying decisions centrally and base these decisions on box office results, actual rental history of comparable titles within each store and industry research.

Based on our experience, we believe that our typical store's revenues are affected by internal factors such as our new release title selection and the number of copies of each new release available for rental as compared to our competitors. We are committed to offering as many copies of new releases as necessary to be competitive within a market, while at the same time keeping our costs as low as possible. New VHS tapes, DVDs and music CDs offered by us for sale are primarily "hit" titles promoted by the studios for sell-through, as well as special interest titles, children's titles and seasonal titles related to particular holidays.

We design each store using uniform store fixtures, equipment and layout to create brand identity. Our stores play movie previews and promotions of coming attractions on in-store video and sound preview systems for the enjoyment of our customers. Each of our stores is decorated in bright and attractive colours and features posters and stand-up displays promoting specific movie, music and video game titles. We arrange movies, music and video games in attractive display boxes organized into categories by topic, except for new releases, which are assembled alphabetically in their own section for ease of selection by customers.

Our stores were originally operated under the brand "Video Headquarters". During the past 18 months, we have adopted a new format under the "VHQ" brand. This new format is designed to generate higher traffic volumes and repeat business as part of our re-branding effort. Our new store layout uses inviting colours, state-of-the-art entertainment systems, and a broader selection of entertainment-related products, including music CDs, video game accessories, video games for sale, studio merchandise related to filmed entertainment and music, sell-through filmed entertainment and an expanded selection of DVD titles for rent. As part of our re-branding strategy, we are in the process of painting and installing new fixtures in existing stores and in making physical layout changes to enhance check-out processes. The final stage of our re-branding strategy will be to update store exteriors and signage. We believe that the increased product selection provides opportunities for cross-product promotion in order to increase the average size of a purchase. We have opened 13 locations using the new format and have begun the introduction of the new format in an additional 17 locations. At the date of this prospectus, the remaining stores continue to operate under the "Video Headquarters" brand.

Generally, we spend approximately $225,000-$275,000 to open each new store. These costs are net of tenant inducements and include tenant finish, fixtures, computers, point-of-sale equipment, security devices, interior and exterior signage, inventory for rent, deposits, staff recruitment and training, and inventory for sale.

Our policy is to constantly evaluate our existing store base to determine where improvements may benefit our competitive position in the areas we serve. In negotiating leases, we attempt to negotiate flexible lease terms to allow us to react to changing demographics and other market conditions.

In the future, we may actively pursue relocation opportunities to adapt to market shifts. Similarly, we may elect to expand and/or remodel certain of our stores in order to improve facilities, meet customer demand and maintain the visual appeal of each store.

OUR EXISTING RETAIL LOCATIONS

On September 18, 1998, we acquired Integrated Retail Corp., which operated 7 video retail outlets in Alberta. Since that date, we have opened 26 new video retail outlets (24 in Alberta, 1 in Saskatchewan and 1 in the

Northwest Territories) and acquired 16 video retail outlets (eight in each of Alberta and Saskatchewan). These openings and acquisitions bring the total number of our video and home entertainment outlets to 49.

The following table sets forth the locations of our video and home entertainment outlets:

  Alberta                   Airdrie;  Blackfalds; Brooks; Calgary (13); Camrose;
                            Drayton Valley; Drumheller; Edmonton (2); Ft. Saskatchewan; Lacombe; Leduc (2); Lethbridge (3); Lloydminster; Okotoks; Ponoka; Red Deer (2); Rocky Mountain House; Spruce Grove; Stony Plain; Sylvan Lake; Wetaskiwin; and Whitecourt.

  Saskatchewan              Saskatoon (8); and Weyburn.

  Northwest Territories     Yellowknife.

MARKET SEGMENTS AND REVENUE MIX

Our revenues are derived principally from VHS and DVD rental, video game rental, sell-through video/gaming software sales, music sales, confectionery sales and previously viewed video/gaming software sales. The sale and distribution of each category of product is conducted principally through our retail storefronts and via the Internet through our web site. The following table sets forth the breakdown of sales in each category as a percentage of total revenues for the periods indicated:

                                              Nine Months Ended
                                                 February 28                     Twelve Months Ended May 31
                                              ------------------      --------------------------------------------------
                                                     2002                 2001              2000                1999
                                              ------------------      --------------   ---------------    --------------
VHS and DVD rental                                 66.4%                  68.2%              74.3%              67.6%

Video game rental                                   8.8%                   9.9%               5.2%               9.9%

Sell-through video/gaming software sales            8.7%                   8.3%              11.0%               8.9%

Music sales                                         7.3%                   6.1%               2.8%               6.1%

Confectionery sales                                 6.2%                   6.5%               5.1%               6.5%

Previously viewed video/gaming software             2.6%                   1.0%               1.6%               1.0%
sales


SEASONALITY OF THE RETAIL VIDEO INDUSTRY

The home entertainment industry is characterized by a degree of fluctuating sales related to weather and other factors such as statutory and school holidays. We generally experience our greatest sales during periods of inclement weather during the winter when outdoor or other competing activities may not be available. Also, our sales generally increase during statutory and school holidays when families and school children are at home.

LICENSES / SUPPLY AGREEMENTS

We obtain our product from a number of suppliers. Approximately 50% of our VHS and DVD inventory is supplied through Video One Canada Ltd. ("Video One") and Rentrak Corporation ("Rentrak"). We have a non-exclusive Product Fulfillment Agreement with Video One which provides for the supply of film entertainment rental and retail products, entertainment merchandise and video game rental products. This agreement will expire on January 31, 2003.

We also have a ten year non-exclusive Revenue Share Agreement with Rentrak which provides for the supply of rental products on a revenue share basis.

The other 50% of our VHS and DVD rental and retail product is obtained through direct revenue sharing agreements we have with a number of the movie film studios and other product purchase arrangements we have with individual suppliers and wholesalers. The film studios that we have direct revenue sharing agreements with are Columbia TriStar Home Video Canada, Inc., Warner Home Video (Canada) Ltd., and Paramount Pictures (Canada) Inc.

We obtain our video game product almost entirely from Video One and our music from Langara Distribution Inc., a music distribution company owned by E-Trend Networks, Inc. See "E-Trend Networks, Inc.". We continually review arrangements with third-party suppliers and may, in the normal course of business, change such suppliers if more advantageous terms of supply can be negotiated.

MARKETING AND ADVERTISING

We have developed a comprehensive advertising and promotion strategy that is implemented in the various markets depending on the market demographics. The various marketing approaches include:

1.       Local Store Marketing/Sales Promotions

         Sales promotions include price discounts, contests, and daily or weekly features. Also, each retail store is encouraged to participate in local community events, including sports, charities and other public functions.

2.       Bulk Mail

         The  mailing  of  unaddressed   fliers  with  coupons  is  believed  by
         management to be one of the most effective ways to build store traffic and maintain customer loyalty.

3.       Radio Advertising

         Radio advertising is a core strategy used in major markets. It is also a key element in building our brand recognition.

4.       Print

         Newspaper advertising is used on a local level to promote in-store activities and major product announcements.

5.       Outdoor Signage

         In highly competitive markets, outdoor advertising (including billboard and transit signage) is used in the perimeter marketing area of the competition. This is a defensive strategy to keep the VHQ brand prominent in locations where consumers have a choice as to where they buy home entertainment.

6.       Third Party Partnership/Strategic Partners

         On an ongoing basis we participate in cross-promotions with strategic partners and co-op advertising in conjunction with film studios and music labels. Also, each store is encouraged to continually exploit cross-marketing opportunities (such as cross-couponing) with other retailers, such as pizza stores, in its local market.

7.       Customer Data Base

         Customers who fail to return to a store in a specified period of time are contacted directly by telephone and/or direct mail. More recently, we have adopted new marketing strategies including "late fee" waivers and $5.00 credit vouchers to bring customers back.

8.       Television

         The use of television advertising will be used commencing during the latter half of calendar 2002.

Our current marketing budget is approximately 1% of sales. We also receive funding for advertising through various vendor co-operative advertising funds and market development funds established with product suppliers and movie studios. We also benefit from advertising marketing done by studios and theatres in connection with the promotion of the theatrical release of films. We expect we will increase our marketing budget, particularly as we add television advertising and as we expand our stores into new provinces.

Our retail stores are actively involved in their respective communities, and are focused on meeting the needs of their loyal customers.

INVENTORY

The VHS, DVD, music CD, and video game inventory in each store consists of our catalogue titles (those in release for more than one year) and new release titles. New releases of VHS tapes and video games purchased from suppliers for existing stores are drop-shipped to the stores. Our stores generally offer from 5,000 to 10,000 VHS tapes, from 1,000 to 5,000 DVDs, from 500 to 1,500 video games and from 500 to 3,000 music CDs for rental and sale, depending upon location. We generally have a one-day rental term for new release movies less than 90 days old which tends to keep new releases more readily available. Rental terms for new releases greater than 90 days old but less than one year old are generally two days and rental terms on children's and catalogue titles are generally seven days. Video games generally have a two-day rental term for the most recent new releases and five days for older, catalogue titles. Music CDs are currently sold on a retail basis.

VHS tapes, DVD, music CDs and video games used as initial inventory in our new stores consist of excess copies of catalogue titles and new release titles from existing stores, supplemented as necessary by purchases directly from suppliers. Each rental VHS tape, DVD and video game is removed from its original packaging, and an optical bar code label used in our computerized inventory system and a security label is applied to the media directly. The cassette is placed in the rental case, and the original product packaging is then used for display purposes. The repackaged VHS tapes, DVDs, video games and display cartons are then shipped to the store ready for use.

INFORMATION SYSTEMS

Each of our stores is equipped with a point-of-sale ("POS") system. Our POS system provides detailed information with respect to a store's operations (including the rental history of titles and daily operations for each store). Our POS system tracks all rental and sale information using scanned bar code information. Each night our POS system transmits store data to the management information system ("MIS") at our corporate office. All data is processed, generating reports which allow our management to effectively monitor store operations and inventory, as well as to review rental history by title and location to assist in making purchasing decisions with respect to new releases. Our POS system also enables us to perform a monthly physical inventory using bar code recognition. Management is currently reviewing our current system and intends to replace it with a customized POS system that provides greater functionality and ability to data mine for marketing purposes. Management intends to develop and implement a new POS system during calendar 2003.

COMPETITION AND TECHNOLOGICAL OBSOLESCENCE

We believe the principal competitive factors in the home entertainment industry are:

o        store location, visibility, and layout and design.
o        title selection.
o        the number of copies of each new release available.
o        customer service.
o        pricing.

The home entertainment industry is highly competitive, and we compete with other video and home entertainment stores, including stores operated by other regional and national chains such as Blockbuster Video, Rogers Video and Video Update. We also compete with other businesses offering VHS tapes, DVDs and video games such as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers.

In addition, we compete with all forms of entertainment, such as movie theatres, network and cable television, direct broadcast satellite television, Internet-related activities, live theatre, sporting events and family entertainment centres. Some of our competitors have significantly greater financial and marketing resources and name recognition than us. Emerging new technologies such as "Near Video On Demand", "Video On Demand" and digital cable also provide competition. See "Risk Factors".

We cannot assure you that we will successfully compete in the markets that we serve or that we will generate sufficient revenues to remain profitable.

TRADEMARKS

We have or are in the process of applying for various Canadian trademarks including, but not limited to, "VHQ", the VHQ logo, "WHERE ENTERTAINMENT BEGINS", and "MOVIES MUSIC GAMES ... AND MORE". We expect to receive final
Canadian trademark approval for those marks in due course but there can be no assurance that we will be successful.

Our brand names are important to us and we believe that their importance will increase as we continue to expand our operations. We have sought registration, where possible, to afford some measure of protection for our intellectual and intangible property.

We cannot assure you that our efforts to protect our intellectual and intangible property will be successful.

OUR EMPLOYEES

As of April 30, 2002, we had approximately 445 employees, including 60 employees in management and administration and approximately 385 employees who service customers in our video and home entertainment stores. A majority of our employees are either permanent part-time or part-time employees. Of the total number of employees at such date, 343 were located in Alberta, 90 in Saskatchewan and 12 in the Northwest Territories.

CORPORATE STRUCTURE

We operate our retail video and home entertainment business directly and through four wholly-owned subsidiaries: Integrated Retail Corp. ("Integrated Retail"), an Alberta corporation, Safiqa Holdings Ltd. ("Safiqa"), an Alberta corporation, Star Vision Enterprises Inc. ("Star Vision"), a Saskatchewan corporation, and 705556 Alberta Ltd. ("705556"), an Alberta corporation.

OUR ACQUISITIONS

In implementing our business strategy, we identified and acquired established video stores in markets that we targeted. We have completed the following acquisitions:

         OUR ACQUISITION OF INTEGRATED RETAIL

On September 18, 1998, we acquired Integrated Retail, a retailer operating seven video stores, from its security holders pursuant to a share purchase agreement dated July 20, 1998 (the "Integrated Retail Agreement"). The transaction was non-arms length since a majority of the shares of Integrated Retail were owned by Trevor Hillman (our Chairman and Chief Executive Officer), his family, and Gregg Johnson (our President and Chief Operating Officer). Under the terms of the Integrated Retail Agreement, we purchased all of the issued shares and certain outstanding options and broker warrants of Integrated Retail in consideration for a total purchase price of $2,600,000. The purchase price was paid by issuing:

         (i) 5,000,000 Common Shares to the shareholders of Integrated Retail, including 1,400,000 to Trevor Hillman;

         (ii) 200,000 Common Shares to Gregg C. Johnson in exchange for the cancellation of his option to acquire 250,000 shares of Integrated Retail;

         (iii) warrants exercisable to purchase 500,000 Common Shares at $0.75 per share until March 31, 1999, 479,000 of which were exercised; and

         (iv) warrants exercisable to purchase 210,000 Common Shares at $0.50 per share until March 31, 1999, 104,000 of which were exercised.

As VHQ Entertainment and Integrated Retail were under common control at the time of the acquisition, our financial statements have been presented using the continuity of interest method of accounting. Under this method of accounting, the financial position and results of operations for the current and prior periods are presented as if the new corporate structure had existed since the inception of Integrated Retail.

         OUR ACQUISITION OF SAFIQA

On September 29, 1999, we acquired Safiqa, an independent video retailer operating four video stores in the Calgary, Alberta market under the brand name "Rainbow Video", pursuant to a share purchase agreement dated June 1, 1999 (the "Safiqa Agreement") with Ayaz Kara, Nayaz Kara, and Moez Hirji. Under the Safiqa Agreement, we acquired all of the issued shares of Safiqa in consideration for a total purchase price of $2,125,000. The purchase price was paid:

         (i) as to $1,125,000, by issuing 900,000 Common Shares at a deemed value of $1.25 per share;

         (ii)     as to $100,000, in cash; and

         (iii) as to the balance, by issuing promissory notes in the aggregate principal amount of $900,000 payable on or before March 31, 2000, with interest calculated at the rate of 12% to December 31, 1999 and 18% from January 1, 2000 to March 31, 2000, all of which have been fully paid and cancelled.

Our acquisition of Safiqa was accounted for by the purchase method of accounting.

         OUR ACQUISITION OF STAR VISION

On December 1, 1999, we acquired Star Vision, an independent video retailer operating six video stores in the Saskatoon market under the brand name "Family Video", pursuant to a share purchase agreement dated December 1, 1999 (the "Star Vision Agreement") with Marc Gignac and Gisele Gignac. Pursuant to the Star Vision Agreement, we acquired all of the issued shares of Star Vision in consideration for a total purchase price of $2,914,000. The purchase price was paid:

         (i) as to $1,000,000, by issuing a promissory note in that principal amount, $500,000 payable on January 31, 2000, and $500,000 payable on February 29, 2000, with interest calculated at the rate of 10% per annum, which note was fully paid and cancelled;

         (ii) as to $1,414,000, by issuing 1,010,000 Common Shares at a deemed value of $1.40 issued per share; and

         (iii)    as to $500,000, in cash.

Subsequent to closing, a cash payment adjustment to the purchase price of $297,188 was paid based on the working capital position of Star Vision on November 30, 1999.

In addition, we granted Marc Gignac an option exercisable to acquire 25,000 common shares of E-Trend Networks, Inc. for $1.00 per share until November 31, 2002. This option was subsequently cancelled on the disposition of our interest in E-Trend. See "E-Trend Networks, Inc.".

Our acquisition of Star Vision was accounted for by the purchase method of accounting.

         OUR ACQUISITION OF 705556

Effective March 21, 2000, we acquired 705556, an independent video retailer operating two video and home entertainment stores under the trade name "Movies Plus", pursuant to a share purchase agreement dated March 21, 2000 (the "705556 Agreement") with Altaf Hirji and Shelina Hirji. Under the 705556 Agreement, we acquired all of the issued shares of 705556 in consideration for a total purchase price of $625,000. The purchase price was paid:

        (i)      as to $150,000, in cash;

        (ii) as to $50,000, by issuing promissory notes in that aggregate principal amount payable on or before April 30, 2000, which notes have been fully paid and cancelled;

        (iii) as to $50,000, by issuing promissory notes in that aggregate principal amount payable on or before May 30, 2000, which notes have been fully paid and cancelled; and

        (iv) as to $375,000, by issuing 86,207 Common Shares at a deemed value of $4.35 per share.

         OUR ASSET ACQUISITIONS

On June 15, 2000, Star Vision acquired from Raeco Holdings Incorporated ("Raeco") all the assets of Silver Screen Video, a video and home entertainment store operating in Saskatoon, Saskatchewan, in consideration for a total purchase price of $200,000. The purchase price was paid as to $100,000 by issuing 25,000 Common Shares at a deemed price of $4.00 per share and as to the balance by three cash payments aggregating $100,000.

On July 11, 2000, we acquired the assets of M&K Video Spot Inc. ("M&K"), an independent video retailer operating a video store in Stony Plain, Alberta and a store in Spruce Grove, Alberta under the brand name "Five Star Movies", pursuant to an asset purchase agreement dated July 11, 2000 (the "M&K Agreement"). Under the M&K Agreement, we acquired all of the assets of M&K in consideration for a total purchase price of $425,000. The purchase price was paid as to $175,000 by issuing 43,750 Common Shares at a deemed value of $4.00 per share, as to 125,000 in cash and as to the balance by issuing a secured promissory note in the principal amount of $125,000, payable in twelve monthly installments beginning September 1, 2000, with interest at the rate of 9% per year, which note has been fully paid and cancelled.

Effective March 15, 2001 we acquired all of the assets and business operations of Hollywood North Video Limited, an independent video retailer operating a video rental and retail store in La Ronge, Saskatchewan, for three cash payments aggregating $70,000.

OUR CAPITAL EXPENDITURES

Our capital expenditures, which result from the purchase of rental assets and the consideration paid for acquisitions net of asset sales, have been as follows:


                                           Nine Months Ended                    Twelve Months Ended May 31
                                             February 28,         ------------------------------------------------------
                                                 2002                   2001               2000                1999
                                                 ----                   ----               ----                ----
Purchase of Capital Assets                    $4,361,860               $9,972,272         $4,989,913          $2,766,957
Consideration paid for acquisitions           $2,097,519                 $625,000         $1,664,000                   -
(net of asset sales)
                                         ----------------------    ---------------    ---------------     ---------------
Total                                         $6,459,379               $7,597,272         $6,653,913          $2,766,957
                                         ======================    ===============    ===============     ===============

We have made capital asset purchases of approximately $553,000 during the months of March and April 2002.

Information concerning our principal capital expenditures and divestitures, since inception and currently planned, are further described under "Our Acquisitions" and "Operating and Financial Review".

E-TREND NETWORKS, INC.

In furthering our desire to mitigate the potential risk from the Internet evolving as a means of the sale and distribution of competing entertainment content and products, in April 1999 we participated in the formation of E-Trend Networks, Inc. ("E-Trend"), a Nevada corporation headquartered in Calgary, Alberta. Through its web site located at WWW.ENTERTAINME.COM, E-Trend created an online entertainment portal for filmed entertainment in both VHS and DVD format and access to industry related information and news. At the time of E-Trend's incorporation, we owned 66.67% of its outstanding common shares. However, our ownership position was gradually reduced as E-Trend issued shares from treasury to finance its activities.

On February 22, 2001, E-Trend was acquired by Cool Entertainment Inc. ("Cool"), a Delaware corporation, in a share exchange transaction with the E-Trend shareholders including us. As a result of the acquisition, the shareholders of E-Trend became the controlling shareholders of Cool, which changed its name to E-Trend Networks, Inc., and the Delaware corporation became the parent of E-Trend. At the date of E-Trend's acquisition by Cool, we owned 40.10% of the issued shares of E-Trend.

On December 21, 2001, we entered into an agreement to sell our entire holdings in Cool, being 2,000,000 common shares, to The Game Holdings, Ltd. (the "Game Holdings"), a British Virgin Islands corporation, for US$800,000. The purchase price was paid by way of a secured promissory note of Game Holdings payable as follows:

         (a)      US$10,000 per month from January 2002 until March 2002;

         (b)      US$30,000 per month from April 2002 until May 31 2003; and

         (c)      the remainder of the purchase price on June 30, 2003.

The promissory note bears interest at a rate of 6% per annum and is secured by way of a second charge against a yacht owned by Game Holdings which had an estimated current resale value of approximately US$1,800,000 as determined by an appraisal delivered by the purchaser. To date, we have not received any payments from Game Holdings as required by the terms of the promissory note. We are currently in negotiations with Game Holdings over amending the payment schedule and the interest rate under the promissory note and the security to be provided under such an amended note.

Management intends to continue the retail sale of its core products through the Internet. Rather than pursue the Internet through E-Trend, we will conduct such operations as a division of VHQ. We expect to initiate such sales during the latter half of fiscal 2003.

OUR PROPERTIES AND EQUIPMENT

Our head office is located in Red Deer, Alberta where we operate an administrative and central distribution facility from a 7,000 square foot facility leased from a related party. See "Related Party Transactions". Our head office consists of administrative and executive offices and our central receiving, warehousing and distribution facility for all our retail locations. We are also the head tenant on a lease for a 5,000 square foot facility in Calgary, Alberta which is currently sublet to and occupied by E-Trend.

We currently operate 49 retail video and home entertainment stores, all of which are leased from third parties, including 39 stores located in Alberta, with the greatest concentration in central and southern Alberta, 9 stores in Saskatchewan, and 1 in Yellowknife, Northwest Territories. We lease all of our video and home entertainment stores at market rates for each geographic location. The average term of our video and home entertainment store leases is 5 years.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The  following  table  sets  forth  selected   consolidated   annual   financial
information of VHQ.

                                            Nine Months Ended
                                               February 28                       Twelve Months Ended May 31
                                         --------------------------   ----------------------------------------------------
                                            2002          2001           2001             2000                1999
                                         ------------ ------------    -------------     -------------      ---------------
                                         (unaudited)  (unaudited)     (audited)         (audited)          (audited)
Revenues                                   19,695,750   15,797,843       21,330,467        12,884,852            4,919,535
Operating income (loss)                       769,612    1,933,159        1,241,411           891,794              398,754
Income (loss) before certain items(1)<F1>    (70,624)      703,324        (387,803)             7,307              390,383
EBITDA(2)<F2>                               4,416,023    4,429,418        4,570,824         2,959,479            1,312,669
Amortization of rental product              3,269,065    1,975,341        2,599,104         1,450,933              643,896
Net income (loss)                         (1,299,933)      122,513      (2,813,521)         2,102,867              217,383
Net income (loss) per share(3)<F3>             (0.11)         0.01           (0.24)              0.21                 0.03
Total assets                               15,587,644   16,420,314       13,737,968        14,553,094            3,955,310
Total long term debt(4)<F4>                 1,075,420      201,571          110,794           233,996              222,422

(1)<F1> Certain items includes: write down of capital assets, write down of investments, minority interest, equity loss on investment, gain on dilution of investment, gain on disposal of assets and future income taxes.
(2)<F2> EBITDA is not a recognized measure under Canadian GAAP. As used in this prospectus, EBITDA means net income before future income taxes (recovery), gain on disposal of assets, gain on dilution of investment, equity loss of investment, minority interest, write-down of capital assets, write-down of investment, Video Limited Partnership disbursements, income tax recovery, interest on convertible debenture, interest expense (net), amortization of intangibles, amortization of rental product, and amortization of other store related capital assets in the amount of $357,264, $245,810, $368,375, $370,464, and $266,200
         for the 9 months ended February 28, 2002, 9 months ended February 28, 2001, and the 12 months ended May 31, 2001, 2000, and 1999, respectively, which is included in store operating expenses.
(3)<F3> Net income (loss) per share was calculated using the weighted average number of Common Shares outstanding. An assumed conversion of the options and warrants to purchase Common Shares and the resultant imputed interest savings does not have a dilutive effect on earnings
         (loss) per share.
(4)<F4>  Excluding current portion.


The following table sets forth selected quarterly consolidated financial information of VHQ.


                                                                  Quarter ended
                        February     Nov. 30,     August 31,    May 31,     February     Nov. 30,    August 31,     May 31,
                        28, 2002       2001         2001         2001       28, 2001       2000         2000         2000
                       -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                       (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)
Revenue ($)              7,156,277    6,523,817    6,015,656    5,532,624   5,975,219     5,218,034    4,604,590    4,176,316
Operating income           705,032       67,686      (3,106)    (691,748)     930,372       661,307      341,482      410,131
   (loss)
Income (loss) before       694,828    (341,329)    (424,123)   (1,091,127     498,885       245,466     (41,027)    (320,141)
   certain items(1)<F1>
EBITDA ($)(2)<F2>        2,155,530    1,268,320      992,262      141,406   1,774,759     1,527,646    1,127,015    1,179,318
Amortization of          1,323,505    1,066,829      878,791      623,763     707,788       695,377      572,176      476,656
   rental product
Net income (loss) ($)    (879,491)        1,671    (422,113)  (2,936,034)     291,302      (20,439)    (148,350)    (308,198)
Net income (loss) per       (0.07)         0.00       (0.04)        (.26)        0.02          0.00       (0.01)       (0.03)
   share(3)<F3> ($)

(1)<F1> Certain items includes: write down of capital assets, write down of investments, minority interest, equity loss on investment, gain on dilution of investment, gain on disposal of assets and future income taxes.
(2)<F2> EBITDA is not a recognized measure under Canadian GAAP. As used in this prospectus, EBITDA means net income before future income taxes (recovery), gain on disposal of assets, gain on dilution of investment, equity loss of investment, minority interest, write-down of capital assets, write-down of investment, Video Limited Partnership disbursements, income tax recovery, interest on convertible debenture, interest expense (net), amortization of intangibles, amortization of rental product, and amortization of other store related capital assets in the amount of $120.299, $127,111, $109,853, $70,789, $94,188,
         $(1,229), $204,627, and $55,060 for the quarters ended February 28, 2002, November 30, 2001, August 31, 2001, May 31, 2001, February 28,
         2001,   November  20,   2000,   August  31,  2000  and  May  31,  2000,
         respectively, which is included in store operating expenses.
(3)<F3> Net income (loss) per share was calculated using the weighted average number of Common Shares outstanding.


                         OPERATING AND FINANCIAL REVIEW

This management's discussion and analysis of our financial condition and results of operations focuses on key statistics from our consolidated financial statements for the interim nine month period ended February 28, 2002, and the fiscal years ended May 31, 2001, 2000, and 1999 and pertains to known risks and uncertainties relating to our businesses. This management's discussion and analysis should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.

NINE MONTHS ENDED FEBRUARY 28, 2002 COMPARED TO NINE MONTHS ENDED FEBRUARY 28, 2001

         OPERATING RESULTS

         REVENUES

We experienced an increase in revenues for the nine months ended February 28, 2002 compared to the same nine month period ended February 28, 2001. Revenues increased 24.7% to $19.7 million compared to $15.8 million for the similar period in 2001. The third quarter of fiscal 2002 is of particular significance as we experienced our strongest quarter in terms of total revenues. The substantial increase in revenues resulted from: (i) an increase in the number of stores to 48 as at February 28, 2002 compared to 42 stores as at February 28, 2001, and (ii) a 6.3% increase in same-store sales for the nine months ended February 28, 2002 compared to the similar nine month period in 2001. The increase in same-store sales primarily resulted from:

         (i)      continued consumer acceptance and growth of the DVD format;

         (ii)     strong  product  availability  for  customers  from the direct
                  revenue   sharing   and  copy   depth   programs   for  filmed
                  entertainment products;

         (iii) the continuing success of the chain-wide implementation of our re-branding campaign and internal marketing program designed to generate higher customer awareness, store traffic and purchase of items including music and sell-through filmed entertainment;

         (iv) the continued growth of music sales into a greater number of stores; and

         (v)      increases in ancillary sales that include confectionery items.

The relative mix of revenues between rental revenues and product sales for the nine months ended February 28, 2002 was 75.2% and 24.8%, respectively, compared to 77.8% and 22.2% for the similar nine month period in 2001. The increase in the lower margin product sales resulted from our successful implementation of the previously viewed VHS tape sales program and a higher number of movie titles released as direct sell-through product by certain movie studios, and our continued focus on increasing product availability for music and confectionery.

Rental revenues include rentals of VHS tapes, DVDs, video games, and sales of previously viewed new release titles on VHS and DVD formats. The strategic importance of DVDs as a product offering continues to grow, evidenced by DVD rental revenues exceeding 20.1% of total rental revenues for the nine months ended February 28, 2002 as compared to 9.1% for the similar nine month period in February 28, 2001.

Revenues from product sales include sales of all items, excluding previously viewed new release titles on VHS and DVD. This category includes the sale of other previously viewed items, confectionery, CD and cassette based music, sell-through filmed entertainment on VHS and DVD, gaming accessories, studio merchandise, posters and ancillary goods.

         COST OF SALES FOR RENTALS

For the nine month period ended February 28, 2002, the cost of sales for rentals increased 61.2% to $4.76 million compared to $2.95 million for the similar period in 2001.

The cost of sales for rental is comprised of two components. The first component is revenue sharing expenses incurred with certain movie studios under the direct revenue sharing programs, and the second component is the amortization of rental inventory including VHS tapes, DVDs, video games and equipment for rent.

The first component, the revenue sharing expenses, totaled $1.49 million for the nine months ended February 28, 2002 compared to $979,475 in the nine months ended February 28, 2001. The 52.2% increase reflects our increased usage of these revenue sharing programs designed to increase the copy depth of certain movie titles.

The second component, the amortization of rental inventory, was $3.27 million for the nine months ended February 28, 2002, representing 68.7 % of the total cost of sales for rentals, compared to $1.98 million, or 66.9% of the total cost of sales for rentals for the similar period in 2001. As a percentage of total rental revenues, the amortization expense was 22.1% for the nine months in 2002 compared to 16.1% for the same nine month period in 2001.

The significant increase in the amortization expense of rental inventory results from our change to a 12 month amortization policy from a 24 month amortization policy effective May 31, 2001. As well, as at May 31, 2001, we changed the salvage value estimate on our rental assets to $5 per VHS tape, $10 per DVD, and $15 per video game from $7 per item. This change has been applied to the May 31, 2001 annual statements, as well as all periods after that date, including the nine month period ended February 28, 2002. As a result of this change, a higher than normal amount of amortization of rental product is being expensed over the fiscal year ending May 31, 2002, after which the amortization of rental product expense is expected to decline to more normalized levels.

         COST OF PRODUCT SALES

The cost of product sales includes the cost of new VHS tapes and DVDs for sell-through, confectionery items, music, video gaming equipment and other goods inventoried for sale. The cost of product sales as a percentage of product sales for the nine months ended February 28, 2002 was 75.4% compared to 77.4% for the nine month period ended February 28, 2001.

         GROSS MARGIN

Gross margin as a percentage of total revenues for the nine month period ended February 28, 2002 declined to 57.1% compared to 64.1% for the similar nine month period in 2001.

The decline in the gross margin resulted from: (i) a higher amount of amortization expense for rental inventory as a percentage of total rental revenues; (ii) the higher cost of sales for rentals attributable to our revenue sharing programs for filmed entertainment that, on average, have lower margins than do traditional buying arrangements; and (iii) the higher proportion of lower margin product sales revenues to total revenues. Product sales were 24.8% of total sales for the nine months ended February 28, 2002 compared to 22.2% for the similar period in fiscal 2001.

The decline in gross margin resulting from the revenue sharing agreements was mitigated by the reduced capital outlay for the rental inventory coupled with the substantial increase in the number of movie title copies that we have available for rent. This competitive advantage results in the near elimination of stock outs, thus increasing customer satisfaction and repeat business.

         STORE OPERATING EXPENSES

Store operating expenses include all store level expenses such as store rent, telephone, utilities, signage, equipment rental, store personnel labor wages and benefits, alarm monitoring, amortization of capital assets other than rental and intangible assets, taxes and licenses, insurance, and repairs and maintenance expenses.

For the nine months ended February 28, 2002, our store operating expenses remained essentially flat as a percentage of total revenues at 41.3% compared to 40.6% during the first nine months of fiscal 2001. Included in store operating expenses is amortization of assets (excluding rental assets and intangibles), which was $357,263 for the nine months ended February 28, 2002 and $297,586 for the nine months ended February 28, 2001. This increase resulted from the higher level of capital assets due to the increase in stores to 48 as at February 28, 2002 from 42 as at February 28, 2001.

         GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative ("G&A") expenses include administrative and warehouse wages and benefits, advertising and promotion, bank charges, business taxes and licenses, consulting and professional fees, equipment rental, head office expenses and rent, travel and entertainment, public company fees, head office telephone and utilities, shop supplies and insurance for the head office premises.

For the nine months ended February 28, 2002, G&A expenses as a percentage of total revenues increased to 11.8% compared to 9.5% for the similar nine month period in fiscal 2001 reflecting the addition of key personnel in finance and marketing.

         AMORTIZATION OF INTANGIBLES

Amortization expense of intangibles for the nine months ended February 28, 2002 declined to $20,082 compared to $275,108 for the similar nine month period in fiscal 2001. In accordance with the new accounting treatment in the CICA Handbook, section 3062, the goodwill arising from our acquisitions is not subject to amortization. This new accounting policy became effective June 1, 2001.

         OPERATING INCOME

Operating income for the nine months ended February 28, 2002 was $769,612 compared to $1,933,159 for the nine months ended February 28, 2001.

One of the factors contributing to the lower operating income for February 28, 2002, was the change in the amortization policy of our rental inventory from 24 months to 12 months which significantly increased non-cash amortization expenses, combined with higher than normal purchases of rental products to provide greater copy depth and on-hand inventory for new store locations.

         NET INTEREST EXPENSE

Net interest expense on bank debt was $118,445 for the nine months ended February 28, 2002, compared to $94,450 for the similar nine month period in fiscal 2001.

Interest expense of $20,792 was paid on the convertible debenture discussed in the following section.

         VIDEO LIMITED PARTNERSHIP DISBURSEMENTS

In December 1999, we sold certain assets comprised of filmed entertainment and video games of our wholly-owned subsidiary, Integrated Retail to Video Limited Partnership ("Video LP") for net proceeds of $4.0 million, resulting in a gain of $1.3 million. Video LP, in turn, engaged us to manage the distribution and rental of such rental assets, with the parties sharing the revenues generated from these capital assets. We had the option to repurchase these rental assets any time after June 30, 2001.

Pursuant to agreements with the Video LP limited partners effective December 1, 2001, we purchased all of the partnerships units of Video LP for a total consideration of $2.1 million payable as to $820,000 by way of the issuance of 546,336 units (each unit comprised of one Common Share and one-half of one warrant) and as to the balance by the issuance of a $1.28 million principal amount three year composite subordinated convertible debenture (the "Convertible Debenture"). The Convertible Debenture bears interest at 8% per annum with blended monthly principal and interest payments of $40,215. The principal amount of the Convertible Debenture can be converted at any time into Common Shares at the option of the holder at $2.50 per share to December 1, 2003 and at $3.00 per share to December 1, 2004. Each whole warrant issued as part of the units is exercisable to purchase one Common Share until December 1, 2003 at $2.00 per share.

As a result of this purchase, we effectively eliminated all future disbursements to Video LP. For the nine months ended February 28, 2002, the disbursements were $710,170 compared to $1.14 million for the similar nine month period in fiscal 2001.

The write-down of capital assets relates to our acquisition of the partnership units of Video LP. In this transaction, we effectively purchased all the VHS tapes owned by Video LP for $2.1 million. The amount by which the purchase price exceeded the residual value of the VHS tapes from the purchase was expensed against earnings. The capital asset write-down of $1.32 million is a non-cash expense.

         NET INCOME

We recorded a net loss for the nine months ended February 28, 2002 of $1.3 million compared to a net profit of $122,513 in the first nine months of fiscal 2001. Our net loss per share (basic) was $0.11 for the nine months ended February 28, 2002, compared to net earnings per share (basic) of $0.01 for the nine months ended February 28, 2001.

         LIQUIDITY AND CAPITAL RESOURCES

We generate cash from operations, being the rental and sale of entertainment software including VHS tapes, DVDs, CD music and video games. Our business is a cash business and we do not typically carry receivables from customers. Our primary capital requirements are for opening and acquiring new stores and for the purchase of rental and sell-through inventory. Other capital requirements include the refurbishment, remodeling and relocation of existing stores. We have funded our capital requirements primarily from cash flow from operations, the proceeds of various private placement equity offerings, senior debt credit facilities, vendor financing and the securitization of certain assets.

We have demand operating credit facilities with Canadian financial institutions providing for overdrafts of $800,000 and $200,000. The $800,000 overdraft facility is secured by a general security agreement on all of our assets. The $200,000 overdraft facility is unsecured. The credit facilities bear interest at prime plus 1% (4.75% at February 28, 2002) and prime plus 0.5% (4.25% at February 28, 2002), respectively. We believe it will be necessary to obtain greater revolving short term facilities to facilitate the operations of an expanding retail network of stores.

We also have a $1.5 million long-term expansion credit facility that bears interest at the rate of 4.5% per annum and which is secured by a $1.5 million short term deposit. On June 15, 2001, $400,000 of this credit facility was released to us with monthly payments of $12,398 including principal and interest commencing August 1, 2001, bearing interest at a rate of 1% per annum above the bank's prime rate. In order to make draws under the facility certain covenants with respect to substantial completion of new-build stores, as well as other operating and capital criteria had to be met. There are no financial covenants on any of our credit facilities.

We recorded an EBITDA income of $4.4 million in both of the nine month periods ended February 28, 2002 and February 28, 2001. EBITDA is a non-GAAP earnings measure and does not conform to Canadian GAAP and may not be comparable to measures presented by other companies. As used in this prospectus, EBITDA means net income before future income taxes (recovery), gain on disposal of assets, gain on dilution of investment, equity loss of investment, minority interest, write-down of capital assets, write-down of investment, Video Limited Partnership disbursements, income tax recovery, interest on convertible debenture, interest expense (net), amortization of intangibles, amortization of rental product, and amortization of other store related capital assets in the amount of $357,264, $245,810, $368,375, $370,464, and $266,200 for the 9 months ended February 28, 2002, 9 months ended February 28, 2001, and the 12 months ended May 31, 2001, 2000, and 1999, respectively, which is included in store operating expenses. EBITDA should be considered in addition to, but not as a substitute for, or superior to, operating income, net income, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP.

         CASH FROM OPERATING ACTIVITIES

Funds provided by operations increased to $3.6 million for the nine months ended February 28, 2002, compared to $2.8 million for the nine months ended February 28, 2001. The major contributing factor to the increase was the growth in the number of operating stores and continued maturation of the revenue streams from such stores. The net change in non-cash components of working capital amounted to an increase of $253,702 for the nine months ended February 28, 2001. The difference is primarily due to an increase in the accounts payable, due to higher purchases and slightly higher levels of bank debt.

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         CASH FROM FINANCING ACTIVITIES

Financing activities provided net cash of $2.7 million for the nine months ended February 28, 2002, compared to $1.5 million for the same nine month period in fiscal 2001. During the nine month period ended February 28, 2002, we raised $459,400 from a private equity placement, $400,000 from our bank facility, and issued the Convertible Debentures and $819,504 in Common Shares in consideration for the purchase of Video LP. A note payable of $493,578 was repaid in full to our subsidiary, E-Trend. We believe it necessary to continue to source additional debt and equity financing to fund our continued growth in store locations.

         CASH FROM INVESTING ACTIVITIES

Cash used for investing activities for the nine months ended February 28, 2002, was $6.27 million and related to the purchase of capital assets (consisting mainly of VHS tapes, DVDs and video games for rent) and the purchase of the partnership units of Video LP.

         WORKING CAPITAL DEFICIT

At February 28, 2002, we had negative working capital of $3.99 million compared to $2.86 million as at May 31, 2001. The negative working capital results from the accounting treatments of our rental inventory. Rental inventory is treated as a capital rather than a current asset under Canadian GAAP because it is a depreciable asset and is not an asset that is reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of this inventory generates a major portion of our revenue, the classification of this asset as non-current results in its exclusion from working capital. The aggregate amount payable for this inventory, however, is reported as a current liability until paid and, accordingly, is included in working capital. As a result, we do not believe that working capital is an appropriate measure of our liquidity and anticipate that we will continue to operate with a working capital deficit.

We believe our projected cash flow from operations, borrowing capacity with our credit facility, cash on hand and trade credit will provide the necessary capital to fund our current plan of operations for fiscal 2002, including our anticipated new store openings. However, to fund a major acquisition program, or to provide funds in the event our need for funds is greater than expected, or if certain of the financing sources identified above are not available to the extent anticipated or if we increase our growth plan, we will need to seek additional or alternative sources of financing. This financing may not be available on terms satisfactory to us. Failure to obtain financing to fund our expansion plans or for other purposes could have a material adverse effect on us.

FISCAL 2001 COMPARED TO FISCAL 2000

         OPERATING RESULTS

         REVENUES

Total revenues increased 65.1% to $21.3 million for fiscal 2001 from $12.9 million for fiscal 2000. This increase was due to a number of factors, the most significant of which included (i) an increase in same-store revenues of 47%, and
(ii) a 36% increase in the number of stores operating during fiscal 2001 versus fiscal 2000 as we added 12 stores to our network during fiscal 2001. The increase in same-store revenues was primarily the result of:

         (i) increased product availability for customers as a result of direct revenue sharing and copy depth programs for filmed entertainment products;

         (ii)     a strong slate of new title releases versus the prior year;

         (iii) the continued consumer acceptance and growth of the DVD format;

         (iv) the successful chain-wide re-branding campaign and internal marketing program designed to generate more consumer excitement and purchase of items, including music and sell-through filmed entertainment;

         (v) the addition of CD music sales into a greater number of stores; and

         (vi)     increases  in   ancillary   sales,   including   predominantly
                  confectionery items.

It has been our experience that new-built stores typically reach mature revenue streams in 12 to 18 months from opening. Generally, revenue streams mature earlier in our rural markets and later in urban markets where our stores face greater competition. As such, for so long as we continue our aggressive new-build strategy, management anticipates strong revenue and same-store sales growth results from operations.

The relative mix of revenues between rental and product sales revenues for fiscal 2001 were 77.7% and 22.3%, respectively. This ratio remained consistent with fiscal 2000 revenues that were 79.2% and 20.8%, respectively. Many of the gains experienced in the addition of sales related to music were offset by similar gains in rental revenues resulting from greater copy depth and the addition and growth of the DVD rental market. As expected by our management, such rental and product revenue ratios have remained stable over fiscal 2002 with some slight gains experienced in the product sales category as a result of anticipated DVD sales during the Christmas 2001 season. Our decision to increase our inventory of DVDs resulted in DVD rental revenues increasing to 15% of rental revenues for fiscal 2001 compared to less than 5% of rental revenues for fiscal 2000.

         COST OF SALES FOR RENTALS

Rental  revenue  costs for  fiscal  2001 were 26.4% of rental  revenues,  a 6.1%
increase   from  20.3%  in  fiscal  2000  due   primarily  to  the   significant
concentration of product purchases in the fourth quarter of calendar 2000.

The amortization expense associated with rental products was $2.6 million, representing 59.5% of the cost of rental revenues for fiscal 2001. In comparison, such amortization expenses for fiscal 2000 were $1.5 million, representing 69.9% of the cost of rental revenues. The decrease in amortization expense as a percentage of revenue was attributable to our shifting purchases of new rental product towards revenue sharing programs in which the initial capital outlay is lower.

We commenced revenue sharing programs in November 2000 and the initial financial effects of these and subsequent programs were reflected in this period.

         COST OF PRODUCT SALES

The cost of product sales as a percentage of the revenue generated was 77.2% for fiscal 2001, a 4.6% decrease from the prior fiscal year results that posted 81.6%. The decrease was primarily attributable to greater supplier discounts, particularly with respect to purchases of CD based music in the third and fourth quarters of fiscal 2001.

         GROSS MARGINS

Our gross margin for fiscal 2001 amounted to $13.3 million, an increase of 54.7% over the $8.6 million posted for fiscal 2000. The increase in gross margin resulted directly from a significant increase in revenues during the period, together with a successful program to control expansion costs. Gross margins declined to 62.3% of total revenues for fiscal 2001 from 66.9% for fiscal 2000. The decline resulted from our participation in revenue sharing and copy depth programs for filmed entertainment that, on average, have lower gross margins than do traditional buying arrangements. Additionally, increasing product sales and, in particular, CD music sales have negatively affected overall margins for the period as product sales typically generate lower margins than do rental sales. As anticipated by our management, gross margins have remained relatively stable as gains made from higher margin DVD rentals have been offset by increased low-margin product sales.

         STORE OPERATING EXPENSES

Store operating expenses increased slightly to 43.9% of total revenue for fiscal 2001, up from 42.9% for fiscal 2000. The increase in store operating expenses was primarily due to an increase in the number of stores operating in urban centers that generally require higher lease payments per square foot, higher store updating/rebranding costs and higher wages paid to store level staff.

         GENERAL AND ADMINISTRATIVE

G&A expenses increased to $2.3 million for fiscal 2001 from $2 million in the prior fiscal year. The increase resulted from higher administration salaries required in connection with the 36% growth in the number of stores, as well as legal and professional fees associated with our listing on the TSX, and audit fees incurred in connection with back audits of subsidiaries as required by Regulation S-X of the United States Securities and Exchange Commission.

Although G&A expenses increased over those recorded in the prior year, they declined favorably to 10.9% of revenues for fiscal 2001 as compared to 15.2% for fiscal 2000. During the period, we began to realize the benefits of economies of scale as G&A expenses were amortized over a greater number of operating stores. Our management expects such favorable declines to continue as we currently retain a full complement of management necessary to operate a substantially greater number of stores. Total G&A has increased as additional regional managers have been added to the staff complement, but the trend towards a reduction of G&A expenses as a percentage of revenue is expected to continue.

         AMORTIZATION OF INTANGIBLES

Amortization of intangibles decreased slightly to 1.7% of total revenues in fiscal 2001 versus 1.9% in fiscal 2000. This decrease was primarily due to the increase in same-store revenue in fiscal 2001. We continued to account for additional goodwill in connection with our acquisitions made during the year.

         OPERATING INCOME

Operating income increased by 39.0% to $1.24 million in fiscal 2001, up from $891,794 in fiscal 2000. Increases in operating income resulted from increased same store sales and revenue gains.

         VIDEO LIMITED PARTNERSHIP DISBURSEMENTS

In December 1999, we entered into an agreement whereby we sold certain capital assets for net proceeds of $4.0 million resulting in a gain of $1.3 million. The funds were raised through the disposition of rental movies and games by Integrated Retail to Video LP. Video LP in turn engaged us to manage the distribution and rental of such rental inventory, and the parties agreed to split the revenues generated from these capital assets. We had an option exercisable on demand at any time after June 30, 2001 to reacquire these capital assets.

Payments to Video LP amounted to $1.5 million in fiscal 2001 as compared to $732,990 during fiscal 2000. The increase is attributable to the fact that payments made during fiscal 2000 commenced in December 1999 and were not made for a full one-year period. Payments to Video LP amounted to approximately $125,000 per month. Of such amount, a graduated portion is applied to pay down the principal portion of the initial $4.0 million purchase of capital assets.

Effective December 1, 2001 we purchased all of the partnership units of Video LP for $2.1 million payable as to $820,000 by issuing 546,336 units with each unit comprised of one Common Share and one-half of a warrant (each whole warrant exercisable to purchase one Common Share at an exercise price of $2.00 per share for a period of two years), and as to the balance by issuing the Convertible Debenture which is convertible into Common Shares at $2.50 per share for the first two years and $3.00 in the third year.

         NET INTEREST EXPENSE

Net interest expense decreased to 0.6% of total revenues in fiscal 2001 versus 1.2% in fiscal 2000. This decrease was primarily due to reductions in average debt outstanding during fiscal 2001.

         INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS

In fiscal 2001, we posted a loss before income taxes and extraordinary items of $387,803 compared to income of $7,307 reported in fiscal 2000. The relative results are comparable given that we did not remit payments to Video LP for the whole of fiscal 2000. Management recognized the need to deal with disbursements made to Video LP and, effective December 1, 2001, we purchased all of the partnership units of Video LP as described above.

         RECOVERY OF INCOME TAXES

The income tax recovery in the amount of $1,717,000 for fiscal 2001 is largely attributable to the change in the estimate of the useful life of rental product and to the write-down of the investment in E-Trend. As a result of these two changes, the differences between the tax cost and the accounting cost of certain assets and liabilities on the balance sheet has been reduced, resulting in a future tax recovery.

         INVESTMENT WRITE-DOWN

As at May 31, 2001 we held a 38.37% equity interest in E-Trend. E-Trend is engaged primarily in the on-line sale and distribution of movies on VHS and DVD, music on CD and video games on various platforms. E-Trend is also engaged in the research and development of technologies and strategies to mitigate the evolution of the Internet as a means of competitive distribution to us. Due to market conditions at the time and, in particular, to conditions respecting high-tech and "dot-com" companies, our management decided to take a one-time, non-cash charge and effect a write down of $1.9 million in the value of our ownership in E-Trend. We sold our interest in E-Trend on December 26, 2001 to Game Holdings. See "E-Trend Networks, Inc.".

         WRITE-DOWN OF CAPITAL ASSETS

Effective May 31, 2001, we changed our estimation of the useful life and salvage value of our rental products. As a result of this change, we have revised our estimates of the useful life of rental products to a 12 month amortization period from 24 months and have reduced our estimate of the salvage value per item. This change has been applied prospectively as a change in accounting policy and resulted in a one-time write-down of capital assets in the amount of $2.26 million.

         NET LOSS

We recorded a net loss of $2.8 million for fiscal 2001 for the reasons stated above, compared to a net profit of $2.1 million for fiscal 2000. Our net loss per share (basic) was $0.24 for the 12 months ended May 31, 2001 compared to net earnings of $0.21 per share (basic) for the twelve months ended May 31, 2000.

During fiscal 2001, we generated $4.57 million in EBITDA compared to $2.96 million in fiscal 2000. The increase in EBITDA was driven primarily by operating earnings resulting from a 65.1% increase in total revenues.

         LIQUIDITY AND CAPITAL RESOURCES

         CASH FROM OPERATING ACTIVITIES

Net cash provided by operating activities was $3.55 million for fiscal 2001 compared to $3.24 million for fiscal 2000. The major components of the cash from operating activities was amortization of capital assets and intangibles of $3.33 million of which $2.60 million or 78.1% was amortization of rental assets, $2.26 million from the write down of capital assets, $1.89 million from the write down of the value of our investment in E-Trend, and $721,186 from the net change in non-cash components of working capital.

The net change in non-cash components of working capital decreased to $721,186 for the twelve months ended May 31, 2001 from $1.19 million for the twelve months ended May 31, 2000. During fiscal 2001, we received payment in full on the $884,009 note receivable from Video LP. Inventory, which consists mainly of music based software such as CDs and cassettes, increased to $1.6 million from $789,971 as we stocked a greater number of our stores with music product for sale.

         CASH FROM FINANCING ACTIVITIES

In June 2000, we entered into a short-term credit facility for a secured, revolving line of credit in the amount of $800,000. This facility augmented an existing short-term revolving facility in the amount of $200,000 for an aggregate short-term revolving credit line of $1.0 million.

Net cash provided by financing activities was $2.7 million for fiscal 2001 in comparison to $987,081 in the prior fiscal year. The major contributors to cash from financing activities for fiscal 2001 were 366,754 Common Shares that we sold for approximately $1.38 million as well as an increase of $731,325 in the utilization of our short-term credit facilities. Proceeds from long-term debt also increased during 2001, although the net effect of such proceeds was offset by even greater repayments of long-term debt made during the fiscal year.

On March 21, 2001 we entered into a long-term expansion credit facility in the amount of $1.5 million. The facility was available to us for expansion purposes only and not to fund general working capital needs. The facility was secured by a $1.5 million deposit by us. In order to make draws under the facility certain covenants with respect to substantial completion of new-build stores, as well as other operating and capital criteria had to be met. There are no financial covenants on any of our credit facilities.

         CASH FROM INVESTING ACTIVITIES

Net cash used in investing activities was $6.3 million for fiscal 2001 compared to $4.2 million for fiscal 2000. This increase in funds used for investing activities was primarily the result of increases in capital expenditures of $6.97 million, primarily related to rental inventory and property, furnishings and equipment purchased to support the growth in our store base, our increased new store development plan, and a strategic move to stock greater copy-depth of product. As well, we used $225,000 as part consideration towards the purchase of the assets of each of Silver Screen Video (one store) and M&K (two stores). See "Our Acquisitions".

         WORKING CAPITAL DEFICIT

At May 31, 2001, we had a working capital deficit of $2.86 million, due to the accounting treatment of our rental inventory. See "Nine Months Ended February 28, 2002 Compared to Nine Months Ended February 28, 2001 - Working Capital Deficit".

FISCAL 2000 COMPARED TO FISCAL 1999

         OPERATING RESULTS

         REVENUES

Total revenues increased 162% to $12.88 million for the twelve months ended May 31, 2000 compared to $4.92 million for the twelve months ended May 31, 1999. The substantial increase in revenues resulted from a 136% increase in the number of stores from 14 as at May 31, 1999 compared to 33 as at May 31, 2000, and a 14.9% increase in same-store sales for the twelve months ended May 31, 2000 compared to the twelve months ended May 31, 1999.

During fiscal 2000 we added 19 stores. Eleven of these stores were added during the third and fourth quarters of fiscal 2000, including six stores in Saskatoon that we acquired from Star Vision, two stores in Calgary that we acquired from M&K and three new build store locations. Accordingly, much of the new stores' revenues was not present for the entire fiscal period and the reported revenues were not indicative of expected annualized revenues. See "Our Acquisitions".

The relative mix of revenues between rental revenues and product sales for the twelve months ended May 31, 2000 and the twelve months ended May 31, 1999 was approximately 79% and 21%, respectively. Revenues generated from DVDs in fiscal 2000 were less than 5% of total rental revenues. There were marginal revenues generated from DVDs in fiscal 1999.

We introduced DVD based entertainment in our stores commencing July 1998 and introduced CD and cassette based music for sell-through in our stores commencing July 1999.

         COST OF SALES FOR RENTALS

The cost of sales for rentals increased 100% to $2.08 million for the twelve months ended May 31, 2000 compared to $1.04 million for the twelve months ended May 31, 1999. The increase in the cost of sales for rentals resulted from our revenue sharing programs with certain studios which commenced in November 2000 and increased use of copy depth programs.

For the twelve months ended May 31, 2000, amortization expense on rental inventory was $1.45 million representing 69.8% of the total cost of rentals, compared to $643,896 or 62.2% of the costs of rentals for the twelve months ended May 31, 1999. Our rental products, which include VHS tapes, DVDs, and video games, were amortized for fiscal 1999 and fiscal 2000. The salvage value for each unit of rental product is $7.00 per unit.

         COST OF PRODUCT SALES

The cost of product sales as a percentage of product sales for the twelve months ended May 31, 2000 was 81.6%% compared to 67.7% for the twelve months ended May 31, 1999.

         GROSS MARGIN

Gross margin for the twelve months ended May 31, 2000 increased to 66.9% of total revenues compared to 64.8% of total revenues for the twelve months ended May 31, 1999.

The increase gross margin resulted primarily from improved gross margins from rental revenues which increased from 73.4% of total rental revenues for the twelve months ended May 31, 1999 to 79.7% of total rental revenues for the twelve months ended May 31, 2000. The increased gross margins from rental revenues more than offset the decline in gross margins from product sales, the gross margins of which declined to 18.4% of product sales for the twelve months ended May 31, 2000 compared to 32.3% for the twelve months ended May 31, 1999.

The increase in gross margins from rental revenues resulted from lower revenue sharing costs as a percentage of total rental revenues for the period as we purchased fewer movie titles as a percentage of total rental revenues under revenue sharing arrangements in fiscal 2000 than in fiscal 1999.

         STORE OPERATING EXPENSES

Store operating expenses decreased as a percentage of total revenues to 42.9% for the twelve months ended May 31, 2000 compared to 46.1% for the twelve months ended May 31, 1999. Lower year over year rent, amortization of non-rental assets, equipment rental, and shop supplies as a percentage of total revenues were the main factors for the improvement in store operating costs as a percentage of total revenues.

Included in store operating expenses was amortization of assets (excluding rental and intangible assets), which was $370,464 for the twelve months ended May 31, 2000 and $266,200 for the twelve months ended May 31, 1999. This increase resulted from the higher level of capital assets resulting from acquisitions and the build out of new stores during the twelve months ended May 31, 2000.

         GENERAL AND ADMINISTRATIVE EXPENSES

G&A expenses as a percentage of total revenues increased to 15.2% of total revenues for the twelve months ended May 31, 2000 compared to 10.5% of total revenues for the twelve months ended May 31, 1999. This increase, as a percentage of total revenues, primarily resulted from the one-time development expenses of approximately $243,000 related to the development of E-Trend.

         AMORTIZATION OF INTANGIBLES

Amortization of intangibles increased to $246,288 or 1.9% of total revenues for the twelve months ended May 31, 2000 compared to $3,819 for the twelve months ended May 31, 1999. The increase in amortization of intangibles was the result of our acquisition of Safiqa, Star Vision, and 705556 which were purchased on September 29, 1999, December 1, 1999, and March 21, 2000, respectively. See "Our Acquisitions".

         NET INTEREST EXPENSE

Interest expense on long term debt increased to $151,497 for the twelve months ended May 31, 2000 from $8,371 for the twelve months ended May 31, 1999. The increase in interest costs resulted from additional short term notes and long term debt incurred to finance our new store openings and acquisitions. During fiscal 2000 we repaid, in full, the promissory notes that were associated with the acquisition of Safiqa and Star Vision. See "Our Acquisitions".

         OTHER ITEMS

In December 1999, we sold certain rental assets of Integrated Retail to Video LP for net proceeds of $4.0 million which resulted in a $1.3 million non-cash gain.

During the period June 1, 1999 to March 1, 2000 we fully consolidated the operations of E-Trend on our consolidated balance sheet, statement of earnings and statement of cash flow. During this time, we held a majority interest in E-Trend's voting shares but did not have control of E-Trend's board. Subsequent to March 1, 2000, as a result of two equity offerings by E-Trend, our interest declined to 38.37% which then resulted in changing the treatment of our ownership of E-Trend to the equity method of accounting. This change resulted in a non-cash gain of $2.45 million.

The non-cash minority shareholder's interest of $114,572 resulted from the consolidation treatment of E-Trend to March 1, 2000. The non-cash equity loss on investment of $268,249 is our proportion of losses that E-Trend incurred from the period March 1, 2000 to May 31, 2000 based on the equity method of accounting.

         FUTURE INCOME TAX EXPENSE

Future income taxes increased to $1.5 million for the twelve months ended May 31, 2000 compared to $173,000 for the twelve month period ended May 31, 1999. The increase in future income taxes resulted from an increase in the difference between the tax cost and the accounting cost of certain assets on the balance sheet.

         NET INCOME

Net income for the twelve months ended May 31, 2000 increased to $2.1 million compared to $217,383 for the twelve months ended May 31, 1999. Our earnings per share (basic) were $0.21 in fiscal 2000 compared to $0.03 per share (basic) in fiscal 1999. The increase in net income resulted from the increased number of stores, gain on disposal of assets to Video LP and a gain on dilution of our equity interest in E-Trend.

         LIQUIDITY AND CAPITAL RESOURCES

         CASH FROM OPERATING ACTIVITIES

Funds provided by operations increased to $3.24 million for the twelve months ended May 31, 2000 compared to $1.30 million for the twelve months ended May 31, 1999. The major contributing factor to the increase was the growth in the number of operating stores and continued maturation of the revenue streams from such stores. The net change in non-cash components of working capital increased to $1.19 million for the twelve months ended May 31, 2000 from $9,734 for the twelve months ended May 31, 1999. Accounts receivable increased to $354,747 for the twelve months ended May 31, 2000 due to increased tenant allowances receivable from various landlords as we opened six new stores during fiscal 2000. Consistent with the increase in the number of stores, inventory levels also increased to $789,971 as at May 31, 2000 compared to $214,138 as at May 31, 1999.

         CASH FROM FINANCING ACTIVITIES

Financing activities provided cash of $987,081 for the twelve months ended May 31, 2000 compared to $1.4 million for the twelve months ended May 31, 1999. During fiscal 2000, a combination of 575,947 options and warrants were exercised for net proceeds of $480,248 and 1,996,207 Common Shares were issued for $2.91 million in lieu of cash related to our acquisitions. In addition, we were advanced $361,331 from a related company for operational financing. During fiscal 1999, 2,624,276 Common Shares were issued for net cash proceeds of $643,059, an additional 673,000 Common Shares upon the exercise of options and warrants for $429,250, and long term debt, net of repayment, of $225,029.

         CASH FROM INVESTING ACTIVITIES

For the twelve months ended May 31, 2000, we expended $5.0 million on the purchase of capital assets and $5.7 million on the acquisition of Safiqa, Star Vision, and 705556. We paid for these acquisitions with $2.8 million of cash and issued 1,996,207 Common Shares for a deemed value of $2.9 million. See "Our Acquisitions".

For the twelve months ended May 31, 1999 we expended $2.8 million that was used for the build out of seven new stores and to purchase rental product for the new and existing stores.

A note receivable of $884,009 as at May 31, 2000 was due from Video LP which bore interest at the rate of 15% per annum, was unsecured, and was payable upon demand. This note was repaid in cash on January 19, 2001.

         WORKING CAPITAL

At May 31, 2000, we had negative working capital of $549,127 compared to $182,719 as at May 31, 1999. See "Nine Months Ended February 28, 2002 compared to Nine Months Ended February 28, 2001 - Working Capital Deficit".

BUSINESS RISKS AND MANAGEMENT

We believe the principal competitive factors in the home entertainment industry are store location, visibility, and layout and design; title selection; the number of copies of each new release available; customer service; and pricing. The home entertainment industry is highly competitive, and we compete with other video and home entertainment stores, including stores operated by other regional and national chains such as Blockbuster Video, Rogers Video and Video Update. We also compete with other businesses offering VHS tapes, DVDs and video games such as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers. In addition, we compete with all forms of entertainment, such as movie theatres, network and cable television, direct broadcast satellite television, Internet-related activities, live theatre, sporting events and family entertainment centres. Some of our competitors have significantly greater financial and marketing resources and name recognition than us. Emerging new technologies such as "Near Video On Demand", "Video On Demand" and digital cable also provide competition. There can be no assurance that we will be successful in addressing competitive threats or adequately assessing future industry trends.

We have developed a business strategy targeting the secondary retail markets located in communities of approximately 10,000 people. The strength of the local economy in these types of communities typically depends upon the strength of a small number of key industries. If the major sustaining industry in one of these communities is negatively affected, the strength of the entire local economy will be negatively affected and the amount of disposable income of the residents in that particular community will decrease. Consequently, a store operated by us in that location may be negatively affected.

We intend to further increase the number of stores that we operate. The start-up costs associated with establishing a new store are significant. We have calculated that it will cost approximately $225,000 to establish each new store location (and up to $275,000 for each full product mix VHQ Entertainment store). Such costs may increase as we introduce new concept retail stores in an effort to match competitor offerings. There is no assurance that we will be able to obtain adequate financing or adequate cash flows from operations to cover the projected start-up costs of establishing a new store location.

In order to gain efficiencies generated by economies of scale, we must open a larger number of stores across a geographically dispersed area. We must rely initially upon outside sources of capital to finance start-up costs associated with the opening of new stores as current cash flows alone are not sufficient to fund new store openings in the numbers we anticipate. In the event we are not successful in raising additional capital to open new stores, we will not be able to achieve anticipated efficiencies or pricing structures, all of which could have a material adverse impact on operations and profitability.

                         DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth our directors and our senior management team, each an executive officer, all positions they hold with us, and their current principal occupations.

            Name and
   Municipality of Residence                         Position(s) Held                  Current Principal Occupation
----------------------------------           ------------------------------------   -------------------------------------

Trevor M. Hillman                            Chairman of the Board, Chief           Officer of the Corporation
Red Deer, Alberta                            Executive Officer and Director

Gregg C. Johnson                             President, Chief Operating Officer     Officer of the Corporation
Red Deer County, Alberta                     and Director

Derrek R. Wong                               Senior Vice President, Finance and     Officer of the Corporation
Olds, Alberta                                Chief Financial Officer

Michael D. McKelvie                          Senior Vice President, Marketing &     Officer of the Corporation
Calgary, Alberta                             Communications

Ayaz Kara                                    Vice President, Business Development   Officer of the Corporation
Calgary, Alberta

Marc L. Gignac                               Director of Operations, Saskatchewan   Officer of the Corporation
Saskatoon, Saskatchewan                      and Director

Timothy J. Sebastian                         Secretary                              Lawyer with the law firm of Bryan &
Edmonton, Alberta                                                                   Company

Peter Lacey(1)<F1>                           Director                               President and Chief Executive Office
Red Deer, Alberta                                                                   of Cervus Corporation

Catherine J. McDonough(1)<F1>                Director                               Retired Businesswoman
Red Deer County, Alberta

(1)<F1> Member of the audit committee, corporate governance and nominating committee, and compensation committee.


The following is brief biographical information on each of the executive officers and directors listed above:

Trevor M. Hillman is our Chairman of the Board, Chief Executive Officer and a Director.

Mr. Hillman has been our Chief Executive Officer and a Director since December 1997. He was our President from December 1997 to November 2001, when he was appointed Chairman of the Board. Also, since July 1997, Mr. Hillman has been the President of Integrated Retail which we acquired in September 1998. Mr. Hillman was a Director of E-Trend from inception until December 2001. Mr. Hillman has been a Director of IROC Systems Corp., a public company listed on the TSX Venture Exchange ("TSX Venture"), involved in the oil and gas safety industry, since March 2000. Mr. Hillman also has been a Director of Chinook Energy Services Inc., a public company listed on the TSX Venture, involved in non-destructive testing in the oil and gas industry, since September 2000. From 1994 to 1997, Mr. Hillman provided consulting services to entertainment based retail clients through TMH Holdings Ltd. Prior to 1994, Mr. Hillman was Operations Manager of Video View Ltd.

Gregg C. Johnson is our President, Chief Operating Officer and a Director.

Mr.  Johnson  served as our  Executive  Vice  President  from  December  1997 to
November 2001 when he was appointed as our President and Chief Operating Officer. He has also been a Director since December 1997. A graduate of Osgoode Hall Law School of York University in Toronto, Canada, in 1988, Mr. Johnson articled and was in private practice with the law firm of Burnet Duckworth & Palmer in Calgary, Alberta until he moved to Japan and joined the Japanese law firm, Aoki, Christensen & Nomoto in 1989. In 1991, Mr. Johnson joined the law office of Dr. Mujahid Al-Sawwaf in Jeddah, Saudi Arabia. In 1993, Mr. Johnson joined The Tracker Corporation of Toronto, Ontario, a public company trading on the NASD OTCBB market, where he was primarily responsible for legal, financing and public reporting matters. Since August 1995, Mr. Johnson has provided investment banking services with Summit Capital Corporation. Mr. Johnson was the Executive Vice President and Secretary of Merch Performance Inc., a public company listed on the TSX Venture engaged in the manufacture and distribution of motorcycle engines and parts, from April 1997 to June 1998. Mr. Johnson was a Director of Cervus Corporation, a public company listed on the TSX Venture engaged in the acquisition and management of John Deere dealerships, from inception until December 2001, and a Director of IROC Systems Corp., a public company listed on the TSX Venture involved in the oil and gas safety business, from inception until April 2001. Mr. Johnson was the President of E-Trend from inception to February 2001, and a Director of E-Trend from inception to December 2001. Mr. Johnson was also a Director of Chinook Energy Services Inc., a public company listed on the TSX Venture involved in the non-destructive testing business, from September 2001 to January 2002. Mr. Johnson was elected to a second three-year term in October 2001 as a councilor with Red Deer County, Alberta and is currently the Reeve (Mayor of the municipality).

Derrek  R. Wong is our  Senior  Vice  President,  Finance  and  Chief  Financial
Officer.

Mr. Wong has been our Senior Vice President, Finance and Chief Financial Officer since September 2001. From 1997 to 2001 Mr. Wong was President of Cirrus Capital Corporation, a financial consulting company. Through Cirrus Capital Corporation, Mr. Wong provided financial consulting services, including services relating to mergers and acquisitions, investor relations and corporate finance to Atlas Cold Storage Limited, a wholly owned subsidiary of Atlas Cold Storage Income Trust, from 1997 to 2000. From 1991 to 1997 Mr. Wong was Vice President, Corporate Finance of Bank of America. From 1985 to 1991, Mr. Wong held various positions with the Royal Bank of Canada. Mr. Wong received a Bachelor of Commerce degree from the University of Calgary in 1982, a Masters of Business Administration from the Richard Ivey School of Business in 1985, and is a Chartered Financial Analyst.

Michael D. McKelvie is our Senior Vice President, Marketing & Communications.

Mr. McKelvie has been our Senior Vice President, Marketing & Communications since May 2000. Mr. McKelvie has held senior level marketing, sales and communications positions in the home entertainment industry since 1977. He served as Director, Sales & Marketing for Universal Studios Home Entertainment Canada from March 1987 to November 1990. From November 1990 to November 1997 he was the founding partner of EMG Media Inc., where he created and launched HOLLYWOOD@home(TM), a Canadian video trade magazine. Most recently, he was Senior Marketing and Communications Manager for Blockbuster Canada Co. from November 1997 to April 2000. Mr. McKelvie has served as our Senior Vice President, Marketing for E-Trend from May 2000 to March 2002.

Ayaz Kara is our Vice-President, Business Development.

Mr. Kara has been our Vice President, Business Development since September 1999 and served as a Director of the Corporation from November 1999 until June 5, 2002. Mr. Kara was the President and a Director of Safiqa from February 1993 until we acquired it in September 1999. Mr. Kara also served as a Director of IROC Systems Corp., a public company listed on the TSX Venture, from March 2000 to December 2000. Mr. Kara was the interim President of E-Trend from October 2001 to January 2002 and has been a Director of E-Trend since December 2001.

Marc L. Gignac is our Director of Operations, Saskatchewan and a Director.

Mr. Gignac has been our Director of Operations, Saskatchewan since December 1999. Mr. Gignac has also served as a Director since March 2000. Mr. Gignac was the President and a Director of Star Vision from December 1986 until we acquired it in November 1999.

Timothy J. Sebastian is our Secretary

Mr. Sebastian was our General Counsel and Secretary from October 2000 until April 2002. As of May 1, 2002, Mr. Sebastian resigned as our General Counsel to return to private practice with the law firm of Bryan & Company in Edmonton, Alberta but remains our Secretary. Mr. Sebastian graduated from the University of Alberta Law School in 1990. He was an associate and then a partner with the law firm of Bryan & Company in Edmonton and Calgary, Alberta, from 1990 until October 2000. During his law career, Mr. Sebastian practiced in the areas of general corporate law, corporate finance, securities and intellectual property. Mr. Sebastian is also the Secretary for IROC Systems Corp. and Chinook Energy Services Inc., each of which is a public company listed on the TSX Venture. Mr. Sebastian also served as General Counsel and Corporate Secretary for E-Trend from October 2001 to January 2002.


Peter A. Lacey is a Director of the Corporation.

Mr. Lacey has been a Director of VHQ since November 1999. Mr. Lacey has been President, Chief Executive Officer and a Director of Cervus Corporation, a public company listed on the TSX Venture, since November 1998. Mr. Lacey has been the President of Deermart Equipment Sales Ltd., a John Deere farm implement and garden equipment dealer located in Red Deer, Alberta, since April 1982. Mr. Lacey has been a Director of River Valley Energy Services Corp., an oil and gas company listed on the TSX Venture, since September 1994. Mr. Lacey has been a member of Red Deer College Board of Governors since October 1997 and Chairman since May 2000.

Catherine J. McDonough is a Director of the Corporation.

Mrs. McDonough has been a Director of VHQ since November 1999. Mrs. McDonough has been and continues to be a successful investor with over twenty years of investment experience. She owned and operated a jewelry design business in Honolulu, Hawaii. She has been active in charitable organizations and has served on the Boards of several of them including the U.S. Navy Submarine Officer's Wives Club and various charitable causes related to the Pearl Harbor Naval Station.

None of our directors and/or executive officers has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS

We have five directors. Directors who are not also executive officers receive $500 per meeting to a maximum of six meetings per year.

Our directors (including directors who are also executive officers) hold outstanding options to purchase a total of 1,185,000 of our Common Shares. See "Stock Option Plan".

COMPENSATION OF EXECUTIVE OFFICERS

The aggregate compensation paid to all our executive officers in the fiscal year ended May 31, 2002 was $815,565. The following table sets forth compensation information for Mr. Trevor M. Hillman, our Chairman and Chief Executive Officer, Mr. Gregg C. Johnson, our President and Chief Operating Officer, Ayaz Kara, our Vice President, Business Development, and Timothy J. Sebastian, our Secretary and former General Counsel, for the periods indicated. We are not required to disclose and do not publicly disclose the compensation of any executive officer unless such officer received a combined base salary and bonus of more than $100,000 during the fiscal year ended May 31, 2002.

--------------------------------------------------------------------------------------------------------------------------
                                                                                   Long Term
                                                                                  Compensation
--------------------------------------------------------------------------------------------------------------------------
                                              Annual Compensation                    Awards
--------------------------------------------------------------------------------------------------------------------------
                                                              Other Annual                                All Other
  Name and Principal      Fiscal     Salary       Bonus       Compensation       Securities Under       Compensation
       Position            Year        ($)         ($)          ($)(1)<F1>       Options($)(2)<F2>       ($)(3)<F3>
--------------------------------------------------------------------------------------------------------------------------
Trevor M. Hillman          2002      139,705         Nil            16,884                200,000                Nil
Chairmain and Chief        2001      102,935         Nil            10,900                    Nil                Nil
Executive Officer          2000       73,799      17,500             7,908                237,500                Nil
--------------------------------------------------------------------------------------------------------------------------
Gregg C. Johnson           2002      139,705         Nil             6,000                200,000                Nil
President and Chief        2001       58,541         Nil               Nil                    Nil                Nil
Operating Officer          2000       26,110         Nil               Nil                187,500                Nil
--------------------------------------------------------------------------------------------------------------------------
Ayaz Kara                  2002       50,753      57,954               Nil                    Nil                Nil
Vice President,            2001       50,753      42,586               Nil                 75,000                Nil
Business Development       2000       50,753      28,021               Nil                    Nil                Nil
--------------------------------------------------------------------------------------------------------------------------
Timothy J. Sebstian        2002      104,376         Nil               Nil                 75,000                Nil
Secretary                  2001       86,251         Nil               Nil                    Nil                Nil
                           2000          Nil         Nil               Nil                    Nil                Nil
--------------------------------------------------------------------------------------------------------------------------

(1)<F1>  Relates to vehicle allowances.
(2)<F2>  See the two tables below.
(3)<F3> Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the annual salary.

The following table details information with respect to the grant of stock options to Trevor M. Hillman, Gregg C. Johnson, Ayaz Kara and Timothy J. Sebastian during the fiscal year ended May 31, 2002.

------------------------------------------------------------------------------------------------------------------------
                                               % of Total                       Market Value of
                              Securities     Options Granted   Exercise or   Securities Underlying
                             Under Option    to Employees in    Base Price    Options on the Date
     Name                     Granted (#)    Financial Year    ($/Security)  of Grant ($/Security)     Expiration Date
------------------------------------------------------------------------------------------------------------------------
Trevor M. Hillman               200,000           26.05           $1.80              $1.80            November 30, 2006
------------------------------------------------------------------------------------------------------------------------
Gregg C. Johnson                200,000           26.05           $1.80              $1.80            November 30, 2006
------------------------------------------------------------------------------------------------------------------------
Ayaz Kara                         Nil              N/A             N/A                N/A                    N/A
------------------------------------------------------------------------------------------------------------------------
Timothy J. Sebastian            75,000            9.77%           $1.80              $1.80            November 30, 2006
------------------------------------------------------------------------------------------------------------------------

The following table sets forth information with respect to all options exercised by Trevor M. Hillman, Gregg C. Johnson, Ayaz Kara and Timothy J. Sebastian during our most recently completed fiscal year and all options held and outstanding by them on May 31, 2002.

--------------------------------------------------------------------------------------------------------------------------
                               Securities
                               Acquired on     Aggragate Value     Unexercised Options at       Value of Unexercised in
                                Exercise          Realized           Financial Year End          the Money Options at
      Name                         (#)               ($)                     (#)                Financial Year End (1)<F1>
--------------------------------------------------------------------------------------------------------------------------
 Trevor M. Hillman                 Nil               Nil            437,500 exercisable,           Nil exercisable,
                                                                      Nil unexercisable            Nil unexercisable
--------------------------------------------------------------------------------------------------------------------------
 Gregg C. Johnson                  Nil               Nil            387,500 exercisable,           Nil exercisable,
                                                                      Nil unexercisable            Nil unexercisable
--------------------------------------------------------------------------------------------------------------------------
 Ayaz Kara                         Nil               Nil             75,000 exercisable,           Nil exercisable,
                                                                      Nil unexercisable            Nil unexercisable
--------------------------------------------------------------------------------------------------------------------------
 Timothy J. Sebastian              Nil               Nil             28,124 exercisable,           Nil exercisable,
                                                                    46,876 unexercisable           Nil unexercisable
--------------------------------------------------------------------------------------------------------------------------

(1)<F1> This amount was determined by multiplying the number of Common Shares issuable under such options by the closing price of the Common Shares on the TSX on May 31, 2002 ($0.85) and subtracting therefrom the product of the number of such Common Shares and the exercise price thereof.

EMPLOYMENT CONTRACTS

         TREVOR HILLMAN, CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD AND A DIRECTOR

We have a services agreement with TMH Holdings Ltd. ("TMH") for the services of Trevor M. Hillman as our Chairman and Chief Executive Officer. Pursuant to the agreement, we agreed to pay annually to TMH the greater of $60,000 and an amount equal to 0.5% of the gross sales actually achieved by us during each fiscal year provided that our earnings before interest, taxes, depreciation and amortization exceeds 11% on an annualized basis.

The contract commenced on April 1, 2001 and ends on December 31, 2004 unless terminated earlier in accordance with the agreement. We may terminate the agreement at any time for cause without payment of any compensation either by way of anticipated earnings or damages. The agreement may not otherwise be terminated earlier by us without the consent of TMH. In the event of a change of control of VHQ Entertainment, as defined in the agreement, TMH has the right to terminate the agreement and be paid an amount equal to three times the highest annual amount we paid to TMH during the three years prior to the change of control.

         GREGG C. JOHNSON, PRESIDENT, CHIEF OPERATING OFFICER AND A DIRECTOR

We have a services agreement with Summit Capital Corporation ("Summit") for the services of Gregg C. Johnson as our President and Chief Operating Officer. Pursuant to the agreement, we agreed to pay annually to Summit the greater of $60,000 and an amount equal to 0.5% of the gross sales actually achieved by us during each fiscal year provided that our earnings before interest, taxes, depreciation and amortization exceeds 11% on an annualized basis.

The contract commenced on April 1, 2001 and ends on December 31, 2004 unless terminated earlier in accordance with the agreement. We may terminate the agreement at any time for cause without payment of any compensation either by way of anticipated earnings or damages. The agreement may not otherwise be terminated earlier by us without the consent of Summit. In the event of a change of control of VHQ Entertainment, as defined in the agreement, Summit has the right to terminate the agreement and be paid an amount equal to three times the highest annual amount we paid to Summit during the three years prior to the change of control.

         MARC GIGNAC, DIRECTOR OF OPERATIONS, SASKATCHEWAN

We have an employment contract with Marc Gignac for his services as our Director of Operations, Saskatchewan. Pursuant to the agreement, we agreed to pay annually to Marc Gignac $50,000 plus a quarterly bonus of 1% of gross sales generated by Star Vision.

The agreement commenced on December 1, 1999 and is for a term of three years unless terminated earlier in accordance with the agreement. The agreement may be terminated by us at any time for cause without payment of any compensation either by way of anticipated earnings or damages. If the agreement is terminated earlier by us without cause, Marc Gignac is entitled to 12 months notice or 12 months salary in lieu of notice. There are no change of control provisions in the agreement.

                                 USE OF PROCEEDS

The gross proceeds to be raised under this offering are a maximum of $10,000,000 and a minimum of $4,000,000. The net proceeds of this offering, after deducting the Agents' fee and expenses of this issue estimated to be $180,000, will be $9,020,000 assuming completion of the maximum offering and $3,500,000 assuming completion of the minimum offering. We intend to use the net proceeds from the issue and sale of the Units as set forth in the table below:


                                                                MAXIMUM OFFERING         MINIMUM OFFERING

Open new stores/ acquire additional stores(1)<F1>                  $6,550,000                $2,130,000

Purchase additional inventory for resale(2)<F2>                    $1,250,000                  $650,000

Reduce short term debt(3)<F3>                                        $970,000                  $470,000

Complete new point of sale software system(3)<F3>                    $250,000                  $250,000

Total                                                              $9,020,000                $3,500,000

(1)<F1> We continually review potential opportunities for opening new stores or acquiring existing stores. As of the date of this prospectus, we have not determined the timing or location of opening new stores or acquiring existing stores. Generally, we spend $225,000 - $275,000 to open each new store. The purchase price for acquiring existing stores varies in each individual circumstance. We expect that any new store openings or acquisitions of existing stores will be completed in accordance with our retail business growth strategy. See "Our Retail Business Growth Strategy".

(2)<F2>  See "Inventory".

(3)<F3> Short term debt incurred to date was used to fund the build out of new stores, the purchase of rental assets and music inventory, and general working capital requirements. See "Operating Results and Financial Review".

(4)<F4>  See "Information Systems".


There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. It is difficult at this time to definitively project the total funds necessary to affect our planned activities. For these reasons, we consider it to be in our best interest to afford management a reasonable degree of flexibility as to how our funds are employed among the uses identified above or for other purposes as the need arises.

We may require additional financing. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us. If additional financing is raised by the issuance of shares, shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of opportunities, develop new products or otherwise respond to competitive pressures and remain in business. See "Risk Factors".

                           CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at May 31, 2001, as at February 28, 2002 before giving effect to this offering, and as at February 28, 2002, after giving effect to both the minimum and maximum offering:

                                                      Outstanding as at        Outstanding as at            Outstanding as at
                                                      February 28, 2002        February 28, 2002            February 28, 2002
                            Outstanding as at May    before giving effect   assuming completion of       assuming completion of
                                  31, 2001             to the offering      the minimum offering(1)      the maximum offering(1)
                            ---------------------    --------------------   -----------------------      -----------------------
                                  (audited)              (unaudited)              (unaudited)                  (unaudited)
Bank Indebtedness (2)              $800,556                $1,244,141               $771,141                      $274,141

Long Term Debt(3)                  $269,544                $1,744,554             $1,744,554                    $1,744,554

Common Shares(4)(5)              $7,626,499                $8,905,403                 $__(6)                        $__(6)
(authorized - unlimited    (11,530,767 shs)          (12,306,803 shs)               (__ shs)                      (__ shs)

Preferred Shares                        Nil                       Nil                    Nil                           Nil
(authorized - unlimited)

(1) We have granted the Agents the Over-Allotment Option, exercisable for a period of 90 days from the date of closing of the offering, to purchase up to 15% of the total number of Units sold pursuant to the offering. See "Plan of Distribution".
(2) Bank Indebtedness is described in note 7 of the Notes to the Consolidated Financial Statements.
(3) Long term debt includes current portion and is described in note 8 of the Notes to the Consolidated Financial Statements.
(4) An additional 3,650,241 Common Shares are reserved for issuance: (i) 1,957,300 Common Shares upon the exercise of options granted under our stock option plan; (ii) an aggregate of 1,180,751 Common Shares upon the exercise of other outstanding warrants and options; and (iii) a maximum of 512,190 Common Shares upon conversion of the Convertible Debenture. See "Rights To Acquire Common Shares".
(5) The Agents will be granted, upon completion of this offering, the Agents' Options to purchase that number of Common Shares equal to 10% of the Units sold pursuant to this offering. See "Plan of Distribution".
(6)      After  deducting   the  Agents'  fee  and  estimated  expenses of  this
         offering.
(7)      Our deficit, as of February 28, 2002, was $1,835,179.


                          DESCRIPTION OF SHARE CAPITAL

Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of May 31, 2002, there were 12,538,529 Common Shares issued and outstanding.

COMMON SHARES

Holders of Common Shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the board of directors out of funds legally available. There are no limitations on the payment of dividends. Holders of Common Shares are entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, if any, after payment or provision for payment of all our debts, obligations or liabilities, our remaining assets as are distributable shall be distributed to the holders of Common Shares. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to the Common Shares and the Common Shares have no liability for further calls.

PREFERRED SHARES

The preferred shares are issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by our Board of Directors prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the preferred shares are entitled to preferences over the Common Shares and any other shares ranking junior to the preferred shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of each series.

DIVIDENDS AND DIVIDEND POLICY

No dividends have been paid on any of our shares since the date of our incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

                          TRADING IN OUR COMMON SHARES

Our Common Shares have traded on the TSX under the symbol "VHQ" since July 24, 2001. Our shares traded on the TSX Venture from September 18, 1998 until July 30, 2001 when we voluntarily de-listed from the TSX Venture as a result of our TSX listing. Set forth below are the trading prices for our Common Shares during the periods indicated:

        2000                     HIGH            LOW            VOLUME
        ----                     ----            ---            ------
1st Quarter                     $2.50           $1.30          475,950
2nd Quarter                     $2.50           $1.65          134,946
3rd Quarter                     $5.25           $1.85          839,657
4th Quarter                     $3.60           $2.65          229,056

       2001
       ----
1st Quarter                     $3.04           $2.00          449,766
2nd Quarter                     $2.40           $1.90          418,830
July(1)                         $3.00           $2.00          639,026
August                          $2.95           $2.25           42,320
September                       $2.30           $1.80           40,810
October                         $2.45           $1.70          121,465
November                        $2.20           $1.65          201,678
December                        $2.30           $1.73          145,750

        2002
        ----
January                         $1.95           $1.66           94,725
February                        $1.75           $1.50          121,480
March                           $1.55           $1.40          405,598
April                           $1.53           $0.90          943,555
May                             $1.15           $0.75          896,100
June (through June 5)           $0.85           $0.75           18,500

(1) On July 30, 2001, the Common Shares were listed on the TSX and delisted from the TSX Venture.

The closing sales price of our Common Shares on the TSX was $0.85 on June 5, 2002.

                             DETAILS OF THE OFFERING

The offering consists of a maximum of o Units and a minimum of o Units. Each Unit consists of 1 Common Share and 1/2 Warrant which are not separable until after the Record and Distribution Date which will not be later than o, 2002. On or prior to the Record and Distribution Date, Units will be evidenced by legended share certificates which represent Common Shares and Warrants. After the Record and Distribution Date, the share certificates will represent only Common Shares and, as soon as practicable after the Record and Distribution Date, the holders of record of the Units as of the close of business on the Record and Distribution Date will receive a separate certificate representing the Warrants. No certificate representing a fractional Warrant will be issued and holders of Units on the Record and Distribution Date will not be entitled to any cash payment or other compensation in respect of a fractional Warrant that would otherwise have been issued.

The Warrants will be issued under and subject to a warrant indenture (the "Warrant Indenture") to be entered into at the closing of the offering between us and Computershare Trust Company of Canada ("Computershare"). Subject to adjustment as provided in the Warrant Indenture, each whole warrant will entitle the holder to purchase 1 Warrant Share at any time from the date it is issued until 5:00 p.m. (Toronto time) on o at an exercise price of $o per Warrant Share. The Warrant Indenture will provide that, on subdivision or consolidation of the Common Shares, the number of Warrants Shares issuable on the exercise of the Warrants and the exercise price thereof will be adjusted proportionately, and that, in the event of any reclassification or change of the Common Shares or consolidation, amalgamation or merger of the Corporation or any transfer of our undertakings or assets as an entirety or substantially as an entirety, the holder will be entitled to receive the type and amount of Warrant Shares or other securities or property which he or she would have been entitled to receive as a result of such event if, on the effective date thereof, he or she had been a registered owner of the number of Warrant Shares to which he or she was theretofore entitled upon exercise. The Warrant Indenture will also provide for an adjustment of the exercise price in certain instances where there is a stock dividend or rights offering of Common Shares or other participating shares or other specified distribution to the holders of Common Shares.

                              PLAN OF DISTRIBUTION

Pursuant to an agreement dated o, 2002 (the "Agency Agreement") among the Agents, Computershare, and us, we have appointed the Agents as our agent to offer for sale to the public a maximum of o Units for gross proceeds of $10,000,000, and a minimum of o Units for gross proceeds of $4,000,000, at $o per Unit (the "Offering Price"), on a reasonable efforts basis, subject to the terms and conditions contained in the Agency Agreement. The Offering Price of the Units was determined through negotiations between us and the Agents. We will allocate $o of the Offering Price to the Common Shares and nil to the 1/2 Warrant.

A commission of 8% of the gross proceeds raised pursuant to the offering will be paid to the Agents. We will also grant to the Agents irrevocable and non-transferable options to purchase that number of Units equal to 10% of the Units sold pursuant to the offering at the Offering Price for a period of 24 months from the closing of the offering. The Agents' Options (one-half only in Ontario) are qualified for distribution pursuant to this prospectus.

While the Agents have agreed to use their reasonable efforts to sell the Units under the offering, the Agents are not obliged to purchase any Units. The Agents may form a selling group with other registered dealers for the purpose of selling the offering at no additional cost to us. Further, the obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events.

We have granted the Agents an Over-Allotment Option, exercisable for a period of 90 days from the date of closing of the offering, to purchase up to 15% of the total number of Units sold pursuant to the offering, on the same terms set forth above, to cover over-allotments, if any. If the Agents exercise the Over-Allotment Option in full, the total price to the public, the Agents' fee and the net proceeds to us before expenses of the offering will be $o, $o and $o respectively, assuming completion of the maximum offering, and $o, $o and $o, respectively, assuming completion of the minimum offering. This prospectus also qualifies the granting of the Over-Allotment Option and the distribution of the Units issued upon the exercise of the Over-Allotment Option.

The offering is not underwritten and is subject to receipt by us, through our Agents, of a minimum subscription of $4,000,000 which must be raised within 90 days of the issuance of a receipt from the securities commissions in the Qualifying Jurisdictions for the filing of the (final) prospectus, or such other time as may be authorized by the securities commissions in the Qualifying Jurisdictions and agreed to by the Agents. During the 90 day period, subscription funds will be held by Computershare Trust Company of Canada, as depository. If the minimum subscription is not raised, subscription monies will be returned to subscribers without interest or deduction. Subscriptions will be received subject to rejection or allotment in whole or in part, and the right is reserved by the Agents to close the subscription book at any time without notice.

The Agents, as agents on our behalf, conditionally offer the Units on a reasonable effort basis. The Units are offered subject to prior sale, if, as and when issued, sold and delivered by us and accepted by the Agents in accordance with the conditions contained in the Agency Agreement and subject to the approval of certain legal matters on our behalf by Shea Nerland Calnan and on behalf of the Agents by Gowling Lafleur Henderson LLP. It is expected that definitive certificates evidencing the Units will be available for delivery at closing which is expected to occur on or about o, 2002, or such later date as we and the Agents may agree, but in any event no later than o, 2002.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the offering, the Agents may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time.

The Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") and accordingly may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the 1933 Act. The Agents have agreed that, except as permitted by the Agency Agreement, they will not offer or sell Units within the United States. In addition, until 40 days after the commencement of the offering, an offer or sale of Units within the United States by any dealer, whether or not participating in the offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A of the 1933 Act or another exemption from registration under the 1933 Act.

                         RIGHTS TO ACQUIRE COMMON SHARES

STOCK OPTION PLAN

A maximum of 2,352,000 Common Shares may be issued on the exercise of stock options granted pursuant to our stock option plan (the "Option Plan"). There are two primary purposes for the Option Plan. The first is to develop the interest of our directors, officers, employees and other persons who provide on-going services to us and our subsidiaries in our growth and development by providing such persons with the opportunity to acquire an increased proprietary interest in us. The second is to better enable us and our subsidiaries to attract and retain persons of desired experience and ability.

The Option Plan provides that the directors, subject to the price restrictions and other requirements of the TSX and the Option Plan, shall fix the terms of the options granted under the Option Plan. When we listed on the TSX, we amended the Option Plan to state than the exercise price of an option may not be less than the closing market price of the Common Shares on the TSX on the day immediately preceding the date on which the option is granted. When we were listed on the TSX Venture, the Option Plan allowed the exercise price of an option to be at a discount to the market price provided that the discount was not more than that allowed by the rules of TSX Venture. The Option Plan does not restrict the number of Common Shares that may be issued to our directors or officers as a group. However, the Option Plan does restrict the number of Common Shares that may be granted to any one person pursuant to the Option Plan, and in combination with any other share compensation arrangement, at not more than 5% of our issued Common Shares. Options granted under the Option Plan may not be for a period longer than 10 years.

There are currently outstanding options to purchase a total of 1,957,300 Common Shares under the Option Plan. The following table sets forth certain information concerning options granted pursuant to the Option Plan:

                                                       Number of
                                                         Shares      Market Price on
          Group                   Date of Grant       Under Option    Date of Grant    Exercise Price       Expiration Date
----------------------         -------------------    ------------   ----------------  ---------------    --------------------
Executive Officers (7)         January 19, 2000         550,000           $1.85            $1.51          January 19, 2005
                               September 20, 2000        50,000           $3.15            $2.68          September 20, 2005
                               November 30, 2001        635,000           $1.80            $1.80          November 30, 2006

Directors who are not          January 19, 2000         200,000           $1.85            $1.51          January 19, 2005
Executive Officers (2)         November 30, 2001         20,000           $1.80            $1.80          November 30, 2006

Employees                      January 19, 2000         150,000           $1.85            $1.51          January 19, 2005
                               September 20, 2000        39,800           $3.15            $2.68          September 20, 2005
                               November 30, 2001         62,500           $1.80            $1.80          November 30, 2006

Consultants                    May 10, 2002             200,000           $1.08            $1.10          May 10, 2006

Total                                                 1,907,300


(1) The above table does not include an option to purchase 50,000 Common Shares until July 5, 2002 at $1.80 per share granted to a former director.


EMPLOYEE SHARE OWNERSHIP PLAN

A maximum of 600,000 Common Shares may be issued pursuant to our employee share ownership plan (the "Purchase Plan"). Under the Purchase Plan, officers, directors, consultants and certain employees may purchase Common Shares at market prices. The purpose of the Purchase Plan is to facilitate the purchase of our Common Shares by employees, continue our efforts to share our success with our employees, improve our ability to retain a skilled work force, and encourage teamwork and cooperation among our employees.

Eligible participants may make cash contributions to the Purchase Plan at any time during a fiscal quarter. The maximum contribution is limited to 10% of each participant's gross annual salary. We will match those contributions. We will issue Common Shares at the market price within 30 business days of the end of each fiscal quarter in which an eligible participant has subscribed for Common Shares under the Purchase Plan. For the purposes of the Purchase Plan, market price means the closing price for the Common Shares on the TSX on the last business day of the applicable fiscal quarter for which purchases are made under this plan.

The number of Common Shares that may be issued to an eligible participant pursuant to the Purchase Plan, in combination with any other share compensation arrangement, may not exceed 5% of our issued Common Shares.

As at the date of this prospectus, 5,726 Common Shares have been purchased by our employees under the Purchase Plan.

OTHER RIGHTS TO PURCHASE COMMON SHARES

As of May 31, 2002, the following additional options, warrants and convertible securities were issued and outstanding:

1. Warrants to purchase up to 240,205 Common Shares until June 28, 2002 at an exercise price of $6.00 per share.

2. Warrants to purchase up to 114,850 Common Shares until August 7, 2002 at an exercise price of $2.50 per share.

3. Warrants to purchase up to 110,862 Common Shares until August 31, 2002 at an exercise price of $6.00 per share.

4. Warrants to purchase up to 15,666 Common Shares until October 18, 2002 at an exercise price of $6.00 per share.

5. Warrants to purchase up to 226,000 Common Shares until May 31, 2003 at an exercise price of $2.00 per share and from June 1, 2003 until May 31, 2004 at an exercise price of $2.25 per share.

6. Warrants to purchase up to 273,168 Common Shares until December 1, 2003 at an exercise price of $2.00 per share.

7. The Convertible Debenture which is convertible into Common Shares until December 1, 2003 at a conversion price of $2.50 and until December 1, 2004 at a conversion price of $3.00.

8. An option to purchase 200,000 Common Shares until July 30, 2002 at $2.20 per share granted to Noble House Investments Inc., which has provided us with investor relations services.

                             PRINCIPAL SHAREHOLDERS

To the best of our knowledge, as of May 31, 2002, no person or corporation or other entity beneficially owns, directly or indirectly, more than 10% of our Common Shares, the only class of securities with voting rights, except Trevor M. Hillman. Mr. Hillman is our Chairman of the Board, Chief Executive Officer and a director. Mr. Hillman beneficially owns 2,674,730 Common Shares. This represents 21.3% of the currently outstanding Common Shares, o% of the outstanding Common Shares assuming completion of the minimum offering, and o % of the outstanding Common Shares assuming completion of the maximum offering.

Our officers and directors as a group beneficially own, directly or indirectly, 6,470,624 Common Shares. This represents 51.6% of the currently outstanding Common Shares, o% of the outstanding Common Shares assuming completion of the minimum offering, and o% of the outstanding Common Shares assuming completion of the maximum offering. As a result, they can influence the control of our Corporation.

                           RELATED PARTY TRANSACTIONS

None of our insiders or their associates and affiliates, has had any material interest in any material transaction with us since June 1, 1998, which has not been previously disclosed in this prospectus except as follows:

1. We lease our principal office and warehouse facility in Red Deer, Alberta from G&J Holdings Inc., a company controlled by Gordon Hillman, the father of Trevor H. Hillman. At the time the lease was entered into, Trevor M. Hillman was our President, Chief Executive Officer and a Director. The lease is for a five year term commencing March 27, 1998. The rent payable was $3,723.96 per month in the first year and increases by increments to $4,869.79 per month in the fifth year. We are also responsible for operational costs under the lease. The lease is renewable for two further five year terms under the same terms and conditions and at a rental rate based on a current rental market in Red Deer, Alberta. See "Our Properties and Equipment".

2. We lease one of our retail locations in Saskatoon, Saskatchewan from a company in which Marc Gignac and his spouse have a combined 50% beneficial interest. At the time the lease was entered into, Marc Gignac was our Director of Operations, Saskatchewan and a Director. The lease is for a five year term commencing January 1, 2002. The rent payable is $5,082 per month in the first two years and $5,505 per month in the last three years. We are also responsible for operational costs under the lease. The lease is renewable for one further five year term under the same terms and conditions and at a rental rate based on a current rental market in Saskatoon, Saskatchewan. See "Our Properties and Equipment".

3. In September 1998, we acquired Integrated Retail from, among others, Trevor H. Hillman, at the time our President, Chief Executive Officer and a Director and Gregg C. Johnson, at the time our Executive Vice-President and a Director. See "Our Acquisitions".

4. In April 1999, we participated in the formation of E-Trend to engage in the e-commerce sale and distribution of filmed entertainment, music and video games. On E-Trend's incorporation, E-Trend issued shares for nominal consideration to us (66.67%). E-Trend also issued shares for nominal consideration to Trevor H. Hillman (8.33%), at the time our President, Chief Executive Officer and a Director, Gregg C. Johnson (8.33%), at the time our Executive Vice-President and a Director, and Ayaz Kara (less than 1%), at the time our Vice President - Business Development and a member of our board of directors. See "E-Trend Networks, Inc.".

5. In January 2000, we completed a revenue sharing agreement whereby we sold certain capital assets of Integrated Retail to Video LP. Holders of the Video LP units included the following insiders of VHQ
         Entertainment: Peter Lacey, at the time a Director of VHQ Entertainment who beneficially owned 18.75% of the partnership units; Ayaz Kara, at the time our Vice President, Business Development and a Director, who beneficially owned 2.5% of the partnership units; Catherine McDonough, a Director, who beneficially owned 2.5% of the partnership units; Trevor Hillman, at the time our President, Chief Executive Officer and a Director, who beneficially owned 1.25% of the partnership units; Gregg C. Johnson, at the time our Executive Vice-President and a Director, who beneficially owned 1.25% of the partnership units; and Marc Gignac, at the time our Director of Operations, Saskatchewan, who beneficially owned 1.25% of the partnership units.

         Effective December 1, 2001, we acquired all of the outstanding partnership units from the Video LP limited partners. The Video LP limited partners had the option to receive units comprised of one Common Share and one-half of a warrant exercisable until December 1, 2003 at $2.00 per share; or a portion of the Convertible Debenture. The Convertible Debenture is convertible into Common Shares at $2.50 per share for two years and $3.00 per share for the final year. As a result of the acquisition of the Video LP units, we issued 546,336 units (each unit comprised of 1 Common Share and 1/2 warrant) and $1,280,475 principal amount of the Convertible Debenture. Trevor Hillman received 22,764 Common Shares and 11,382 warrants; Gregg Johnson received 22,764 Common Shares and 11,382 warrants; Marc Gignac (through his holding company) received 11,382 Common Shares and 5,691 warrants, and $17,073 principal amount of the Convertible Debenture; Peter Lacey received 45,528 Common Shares, 22,764 warrants, and $341,460 principal amount of the Convertible Debenture; Ayaz Kara received 45,528 Common Shares and 22,764 warrants; and Catherine McDonough received 22,764 Common Shares and 11,382 warrants.

6. On April 1, 2002, we received a loan of $200,000 from Hillman Holdings Inc. a company controlled by Gordon Hillman, the father of Trevor H. Hillman, our Chairman of the Board, Chief Executive Officer and a Director. In return, we issued a promissory note in that principal amount plus interest at rate of 1% for each month or portion thereof that the principal amount remains outstanding. This promissory note is payable on the date that is 30 days after we receive a written demand for payment from the lender.

7. On May 6, 2002, we received a loan of $100,000 from Marc Gignac, our Director of Operations, Saskatchewan and then a Director. In return, we issued a promissory note in that principal amount plus interest at the rate of 10% per annum. The promissory note is payable in 12 equal monthly installments of $8,771.55 commencing June 6, 2002 and ending May 6, 2003.

                                    DILUTION

The financial risk of our activities will be borne to a significant degree by purchasers of Units under this offering who, based on the gross proceeds of this offering, will suffer an immediate and substantial dilution of o% ($o per Common Share) based upon completion of the maximum offering and o% ($o per Common Share) based upon completion of the minimum offering, in each case assuming no exercise of the Over-Allotment Option. The following table sets forth the dilution with respect to the price per Common Share based upon the unaudited net tangible book value per Common Share as at February 28, 2002, including, subsequent share issuances to date:

                                                                   Maximum Offering                     Minimum Offering
                                                              ----------------------------          ------------------------
Offering Price                                                               $__                                   $__
Tangible book value per Common Share before the
offering                                                           $__                                $__
Increase of tangible book value attributable to the                 __                                __
offering
                                                              --------------                         ------------
Tangible book value per share after offering                       $__       $__                      $__          $__
                                                                             -------------                        ----------
Dilution                                                                     $__                                   $__
                                                                             =============                        ==========
Percentage dilution                                                          __%                                   __%
                                                                             =============                        ==========

                              CONFLICTS OF INTEREST

There are potential conflicts of interest to which our directors and officers are subject in connection with our operations. Some of our directors and officers have been and will continue to be engaged in the identification and evaluation of businesses and corporations on their own behalf and on behalf of other corporations, and situations may arise where they will be in direct competition with us. Conflicts, if any, will be resolved pursuant to the procedures and remedies under the CANADA BUSINESS CORPORATIONS ACT.

                                  RISK FACTORS

Our securities are highly speculative. It is important to consider that we are in the growth stage of our operations in the video and home entertainment business. Described below are specific risks that are associated with our business.

CORPORATION SPECIFIC RISKS

         WE HAVE A HISTORY OF RECENT LOSSES AND WE MAY INCUR LOSSES IN FUTURE PERIODS.

As of February 28, 2002, our retained deficit was $1,835,179. We reported net losses of $1,299,933 during the nine month period ended February 28, 2002, and $2,813,521 for the fiscal year ended May 31, 2001. Our operating expenses and marketing expenses have increased continuously since inception and we expect them to continue to increase significantly in the next several years as we implement our growth strategy and expand our business. As a result, we anticipate that we will need to increase our revenues significantly to remain profitable. In order to increase our revenues, our stores must remain competitive and we must maintain continued growth in same store sales and generate expected sales from new stores. If our revenues do not increase as much as we expect or if our expenses increase at a greater pace than revenues, we may not be able to sustain or increase profitability during any fiscal period.

         WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO PREDICT THE FUTURE SUCCESS OF OUR OPERATIONS AND OUR INDIVIDUAL VIDEO AND HOME ENTERTAINMENT STORES.

We have only a limited operating history upon which an investor can evaluate our business and prospects. We entered into the retail video rental industry by acquiring Integrated Retail in September 1998. See "Our Acquisitions". Approximately 40% of our video and home entertainment stores are less than two years old, which makes it difficult to predict the future success of each store. Our prospects should be considered in light of the risks, expenses and difficulties we may encounter as an early stage company in a stage of rapid growth through acquisition. These risks include:

o        our ability to effectively integrate new stores into our organization.
o the adverse effect that acquisition costs may have on the results of our historical operations.
o        competition,  including  increased  competition,  in  the  markets   we
         service.
o the adverse effect that our new stores or acquisitions may have on the sales of our existing stores serving the same markets.
o        our ability to attract and maintain quality personnel.
o        general regional and national economic conditions.
o        consumer trends related to video entertainment and home entertainment.
o        acceptance of our entertainment and product mix.
o        timing of promotional events and product introductions.
o        our ability to execute our business strategy effectively.

Comparable store sales may not increase at historical rates and operating costs may increase in the future. Changes in our comparable store sales results could cause the price of the Common Shares to fluctuate substantially.

         TO DATE, MUCH OF OUR REVENUE GROWTH IS ATTRIBUTABLE TO THE OPENING OR ACQUISITION OF NEW STORES. IF WE ARE NOT ABLE TO INCREASE REVENUE GROWTH AT EXISTING STORES, WE MAY NOT BE ABLE TO INCREASE OR SUSTAIN REVENUE GROWTH ONCE WE REACH A LOWER GROWTH STAGE.

The majority of our revenue growth since inception can be attributed to the acquisition of new retail locations. Since inception, we have paid $3.19 million in cash and issued an aggregate of 7,974,957 Common Shares, warrants and options in making such acquisitions. In order to sustain revenue growth as our acquisitions decrease, we must increase the revenue of existing retail locations. If we fail to increase existing store revenue, our results will suffer.

         WE MAY BE UNABLE TO SUSTAIN OUR GROWTH OR TO MANAGE THE GROWTH OF OUR OPERATIONS, WHICH MAY AFFECT OUR PROFITABILITY.

Our growth strategy includes the acquisition of existing video and home entertainment stores and the opening of new stores. During the fiscal year ended May 31, 2001, we acquired five stores and opened eleven new stores. We now operate a total of 49 stores, compared to 33 stores as at May 31, 2000, and 14 stores at May 31, 1999. Execution of our growth strategy requires our existing management personnel to, among other things:

o identify acquisition candidates who are willing to sell their businesses at reasonable prices.
o identify new sites where we can successfully compete and negotiate acceptable leases to implement cost-efficient development plans for new stores.
o        obtain financing for acquisitions and new store development.
o        hire, train and assimilate store managers and other store personnel.
o hire and train additional product fulfillment personnel to handle additional product distribution.
o integrate each store's management information system and marketing programs into our system.

Our growth could strain the ability of existing management to accomplish these tasks and lessen the effectiveness of management with respect to existing operations. There is no assurance that we will successfully open new stores or identify, negotiate, finance, consummate or assimilate the acquisition of additional video and home entertainment stores in the future. Continued substantial growth could have a material adverse effect on our results of operations, while the failure to maintain our growth rate could have a material adverse effect on the price of our Common Shares.

In addition to the management challenges, our future growth will require significant capital. In the past, acquisitions and store openings have been financed primarily with proceeds from our previous private and public offerings of Common Shares, debt and internally generated cash flow. We may seek to raise additional capital through future public or private sales of debt or equity securities. However, there is no assurance that we can obtain sufficient capital on reasonable terms, if at all, to implement our growth strategy.

         OUR BUSINESS STRATEGY REQUIRES THE OPENING OF, OR ACQUISITION OF, NEW RETAIL LOCATIONS, BOTH OF WHICH ARE RESOURCE INTENSIVE, AND MAY REQUIRE US TO OBTAIN ADDITIONAL FINANCING. IF WE FAIL TO OBTAIN SUCH FINANCING, WE MAY BE UNABLE TO IMPLEMENT OUR BUSINESS STRATEGY AND OUR RESULTS MAY SUFFER.

Financing for the opening and acquisition of new stores may be in the form of debt or equity or both and may not be available on terms acceptable to us, if at all. We estimate that the average cash investment for tenant improvements, inventory (net of payables), marketing and training required to open a new store is approximately $225,000 for our traditional store format. We estimate the cost of opening a rebranded VHQ Entertainment store to be up to approximately $275,000. The actual cost of opening a store may be significantly greater than such current estimates. We will need to seek additional debt and/or equity financing in order to fund our continued expansion. In addition, our ability to incur indebtedness or issue equity or debt securities could be limited by risks described throughout this section, including general economic risks and risks affecting our business and results of operations; some of which are beyond our control. Further, our issuance of equity securities to raise capital to acquire or open additional stores may have the effect of diluting the interests of our existing stockholders.

         PIRACY OF THE PRODUCTS WE OFFER MAY ADVERSELY AFFECT OUR OPERATIONS.

With the advent of the Internet, the risk with respect to the access to pirated motion picture products has increased. Traditionally, pirated VHS tapes could be obtained on the black market. However, these tapes were of poor quality and the distributors of the tapes could be shut down quickly since they could be located as soon as they attempted to sell the pirated tapes. With the development of the Internet, and its non-jurisdictional nature, there is now the potential for wide distribution of pirated movies at a low cost. This poses a threat not only to the producers and creators of motion pictures but to entertainment providers like us.

Currently movie studios generate approximately 60% of their overall revenues from non-theatrical resources (including retail and rental). Accordingly, maintaining rights and control over their product distribution over the Internet is fundamental to the ongoing profitability of the studios. We expect that the movie industry will follow the music industry, which in the United States recently challenged the sale of non-licensed music over the Internet. The creators and owners of music were successful in stopping a significant web based distributor of unlicensed music from continuing to sell its product. Like the music industry, we believe the studios will take an aggressive position against piracy over the Internet, since it is fundamental to profitability of the studios to ensure that only licensed providers distribute their products. There can be no guarantees, however, that the studios will take steps to enforce their rights against Internet piracy or that they will be successful in preventing the distribution of pirated movies.

         IF WE DON'T RECEIVE ADDITIONAL FINANCING, WE WILL NOT BE ABLE TO EXECUTE OUR BUSINESS PLAN.

We will require additional financing to execute our business plan. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing on satisfactory terms. If additional financing is raised by the issuance of Common Shares, shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of opportunities, develop new products or otherwise respond to competitive pressures and remain in business.

ACQUISITION RISKS

Our growth strategy involves the continued acquisition of existing video and home entertainment stores. This strategy includes the following risks:

         WE MAY BE UNABLE TO COMPETE WITH OTHER VIDEO CHAINS FOR ATTRACTIVE ACQUISITION TARGETS, WHICH MAY LIMIT OUR GROWTH.

Some of our competitors may seek to acquire some of the same video and home entertainment stores that we seek to acquire. This competition for acquisitions would likely increase acquisition prices and related costs and result in fewer acquisition opportunities, which could have a material adverse effect on our growth or our ability to acquire acquisition targets on acceptable terms.

         SELLERS OF ACQUISITION TARGETS MAY MAKE MISREPRESENTATIONS TO US OR BREACH THE TERMS OF AN ACQUISITION AGREEMENT, WHICH COULD ADVERSELY AFFECT THE VALUE OF AN ACQUISITION.

Our acquisitions of Safiqa, Star Vision and 705556 were share transactions and subject to all of their liabilities, stated or otherwise. In completing each acquisition, we relied upon the representations, warranties and indemnities made by the sellers, as well as our own due diligence investigations.

In the future, we may acquire additional video and home entertainment stores or chains in either asset acquisitions or share acquisitions. In each case, we will rely upon the representations, warranties and indemnities made by the sellers and our due diligence. There is no assurance that the sellers' representations and warranties will be true and correct or that our due diligence investigations will uncover all materially adverse facts relating to the operations and financial condition of the acquired businesses. In the event that we are required to pay for obligations not expressly assumed, or which the sellers have not disclosed or in the event there are material misrepresentations, we may not be able to recoup the costs of paying such obligations, or recover our damages, from the sellers.

         WE ANTICIPATE THAT MOST POTENTIAL ACQUISITION TARGETS WILL BE PRIVATE COMPANIES AND THAT WE WILL HAVE LIMITED KNOWLEDGE OF THEIR OPERATING HISTORIES, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO MAKE AN INFORMED ACQUISITION DECISION.

Notwithstanding our due diligence investigations, our management will have limited knowledge about the specific operating histories, trends and customer buying patterns of the video and home entertainment stores that we seek to acquire. Further, we anticipate that potential acquisition targets may have limited operating histories, which could make predicting their future success uncertain. Consequently, there is no assurance that we will make acquisitions, if any, at favorable prices, that acquired stores will perform as well as they have performed historically or that we will have sufficient information to accurately analyze the markets in which we elect to make acquisitions. Our failure to pay reasonable prices for acquisitions or to acquire profitable video and home entertainment stores could have a material adverse effect on our results of operations.

         OUR FAILURE TO INTEGRATE THE OPERATIONS OF VIDEO AND HOME ENTERTAINMENT STORES THAT WE ACQUIRE WITH EXISTING STORES AND SYSTEMS MAY CREATE OPERATING INEFFICIENCIES, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

The success of the video and home entertainment stores we acquire depends in large part on our ability to integrate these stores into our purchasing, marketing and management information systems. If we fail to integrate acquired stores successfully and on a timely basis, we may not achieve operating efficiencies and our results of operations may suffer. We currently operate stores that we have acquired under different brand names and we may acquire and operate other video and home entertainment stores under other brand names. Operating stores under different brand names creates a challenge for our management and may diminish our operating efficiencies. We anticipate that we will maintain the personnel and the general business operations of the video and home entertainment stores we acquire. The success of these acquisitions will be dependent, in part, upon the manner in which we are able to integrate the personnel into our operations and the manner in which the acquired stores were operated. There is no assurance that we will be able to integrate these existing video and home entertainment stores in a manner consistent with our standards.

OPERATING RISKS

Our business is subject to operating risks associated with the video and home entertainment industry and our operations. Set out below are material risks associated with the operation of our business.

         THE VIDEO AND HOME ENTERTAINMENT INDUSTRY IS HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES THAN US, WHICH THEY MAY USE TO IMPLEMENT STRATEGIES THAT COULD ADVERSELY AFFECT OUR MARKET SHARE AND RESULTS OF OPERATIONS.

The video and home entertainment industry is highly competitive and there are few barriers to entry. We compete with many other video and home entertainment stores, including stores operated by regional and national chains, as well as other businesses offering VHS tapes, DVDs and video games such as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers. Some of our competitors may open locations in close proximity to our video and home entertainment stores and may offer broader product selections, lower prices and better rental terms than us, which may cause our customers to patronize our competitors. Some of our competitors have greater financial and marketing resources, market share and name recognition than us, which may allow them to quickly develop market presence in the markets we serve or allow them to expand into new markets that we intend to serve. There is no assurance that we will be able to effectively compete with these competitors.

In addition, we compete with all leisure-time activities, such as movie theatres, network and cable television, direct broadcast satellite television, live theatre, sporting events and family entertainment centres. In the event the demand for our products declines, our business and results of operations will be adversely affected.

         THE VIDEO ENTERTAINMENT PRODUCTS THAT WE OFFER ARE SUBJECT TO TECHNICAL OBSOLESCENCE, WHICH COULD REDUCE THE DEMAND FOR THE PRODUCTS WE OFFER.

We compete with, among others, pay-per-view cable television systems ("Pay-Per-View"), in which subscribers pay a fee to see a movie that they select. Pay-Per-View presently offers only a limited number of channels and movies in certain cable television markets. However, recently developed technologies, referred to as "Near Video-on-Demand" ("NVOD"), permit certain cable companies, direct broadcast satellite companies (such as DirecTV), telephone companies and other telecommunications companies to transmit a much greater number of movies to homes throughout the United States at frequent intervals (often as frequently as every five minutes) throughout the day. NVOD does not offer full interactivity or VCR functionality such as allowing the consumer to control the playing of the movie, starting, stopping and rewinding. Ultimately, further improvements in these technologies could lead to the availability of a broad selection of movies to consumers on demand, referred to as "Video-on-Demand" ("VOD"), at a price which may be competitive with the price of VHS tape rentals and with VCR functionality. Some cable and other telecommunications companies have tested and are continuing to test limited versions of NVOD and VOD in various markets throughout Canada, the United States and Europe. Changes in the manner in which movies are marketed, primarily related to an earlier release of movie titles to NVOD and VOD distribution channels, could substantially decrease the demand for VHS tape rentals, which would have a material adverse effect on our business. Currently, movie titles are released to the video and home entertainment specialty store market from 30 to 120 days before release to the Pay-Per-View (including NVOD and VOD) distribution channels.

         THE DVD FORMAT IS EXPECTED TO GAIN POPULARITY WHICH WILL REQUIRE US TO MAKE ADDITIONAL CAPITAL EXPENDITURES TO INCREASE OUR DVD SELECTION.

We anticipate that the popularity of movies recorded on DVDs will increase as the price of DVDs become comparable with VHS tapes. We currently offer a selection of DVDs in all of our stores and anticipate that the selection will grow as a percentage of the titles we offer. In the future, we may be required to offer a broader selection of catalogue titles on DVD to remain competitive and to meet the demands of the markets we serve. We anticipate that this may require a substantial investment in DVD inventory, which may not be offset by increased unit rentals. In addition, the advent of video CD's may result in consumers purchasing more films than in the past, which could have a materially adverse effect on our rental volume and, as a result, on our profit margins.

         THE  VIDEO  RENTAL  INDUSTRY  WOULD  LOSE  A  SIGNIFICANT   COMPETITIVE
ADVANTAGE IF THE MOVIE STUDIOS ADVERSELY CHANGE THEIR CURRENT DISTRIBUTION PRACTICES.

A significant competitive advantage that the video rental industry currently enjoys over most other movie distribution channels, except theatrical release, is the early timing of the video store distribution "window." This window is exclusive against most other forms of non-theatrical movie distribution, such as Pay-Per-View, premium television, basic cable and network and syndicated television. The length of the window for movie rental varies, typically ranging from 30 to 90 days for domestic video stores and from 120 to 180 days for international video stores. Thereafter, movies are made sequentially available to television distribution channels.

We could be materially adversely affected if:

o the video store windows were no longer the first following the theatrical release;
o        the length of the video store windows were shortened;
o        the video store windows were no longer as exclusive as they are now; or
o an increasing number of titles were released to "sell-through" instead of rental;

because newly released movies would be made available earlier on other forms of non-theatrical movie distribution. As a result, consumers would no longer need to wait until after the video store distribution window to view a newly released movie on other distribution channels and our business results might suffer.

         OUR PRIMARY DEPENDENCE ON CERTAIN SUPPLIERS AND WHOLESALERS TO SUPPLY US WITH INVENTORY MAY AFFECT OUR ABILITY TO OPERATE IN THE EVENT ANY SUCH SUPPLIER IS UNABLE TO FULFILL OUR INVENTORY NEEDS ON REASONABLE TERMS.

Our continuing profitability depends in part on our ability to acquire sufficient quantities of the latest and most popular titles (VHS, DVDs, video games and music CDs) on a timely basis and at favorable prices. As of April 30, 2002, we acquired approximately 50% of our supply of rental VHS and DVDs, and substantially all of our video game products, from Video One. We have a non-exclusive Product Fulfillment Agreement with Video One which expires on January 30, 2003.

While we believe that we can obtain comparable quantities of titles from other suppliers, the number of alternative suppliers has diminished in recent years due to the consolidation of the industry. Accordingly, the termination of our present relationship with Video One could adversely affect our results of operation until a suitable replacement is found. Also, we cannot guarantee that any such replacement would provide service or payment terms as favorable as those provided by Video One.

         OUR OPERATIONS ARE SUBJECT TO SEASONAL AND OPERATING FLUCTUATIONS, WHICH MAY AFFECT THE RESULTS OF OUR OPERATIONS.

Our VHS, DVD and video game rental business is somewhat seasonal, with revenues in April and May generally being lower due in part to the change to Daylight Savings Time and improved weather, and revenues in September and October generally being lower due in part to the start of school, the football season and the new television season. The seasonality of our business could adversely affect our financial results.

In addition, future operating results may be affected by many factors, including variations in the number and timing of store openings, the timing of, and public acceptance of new release titles available for rental and sale, the timing of our acquisition of existing video and home entertainment stores, the extent of competition, marketing programs, weather, special or unusual events, such as the Olympics or a televised event of significant public interest, and other factors that may affect retailers in general. Any concentration of new store openings and the related new store pre-opening costs near the end of a fiscal quarter could have an adverse effect on the financial results for that quarter.

         BECAUSE MARGINS ON SELL-THROUGH PRODUCTS ARE LOWER THAN RENTAL MARGINS, OUR MARGINS COULD BE MATERIALLY ADVERSELY AFFECTED IF A GREATER PROPORTION OF NEWLY RELEASED MOVIES WERE INITIALLY PRICED AS A SELL-THROUGH PRODUCT AND CONSUMERS DESIRED TO OWN THESE MOVIES RATHER THAN RENT THEM.

In general, studios initially price their movies at prices that are too high to generate significant consumer demand for purchase. Recently, however, the studios have released a limited number of movies at prices intended to generate consumer demand to purchase these movies rather than rent them. This is referred to as sell-through pricing. If studios release more movies at sell-through prices, demand for video rentals may decrease and our results may be adversely affected.

Sell-through retail margins are generally lower than rental margins. Some of our competitors, such as mass merchandisers, warehouse clubs and Internet sites, can distribute and sell these sell-through movies on VHS or DVD at lower costs and/or may operate at lower margins than us. As a result, our sell-through business has comprised only a small percentage of our total revenue. We believe our profitability would be adversely affected if we did not derive most of our revenues from the higher margin rental business. We could be materially adversely affected if:

   - a greater proportion of either release format were initially priced as sell-through merchandise; and

   -   consumers desired to own, and not rent, these movies.

         A CHANGE IN OUR COST STRUCTURE COULD ADVERSELY AFFECT OUR BUSINESS

Fixed costs, including costs associated with our premises and salaries, account for a significant portion of our costs and expenses. As a result, downtime or lost productivity resulting from lower demand, equipment failures or other factors could result in operating losses for our business.

         OUR BUSINESS MAY BE AFFECTED BY CHANGES IN LOCAL ECONOMIES

We have developed a business strategy targeting the secondary retail markets located in communities of approximately 10,000 people. The strength of the local economy in these types of communities typically depends upon the strength of a smaller number of key industries. If the major sustaining industry in one of these communities is negatively affected, the strength of the entire local economy will be negatively affected and the amount of disposable income of the residents in that particular community will decrease. Consequently, a store operated by us in that location may be negatively affected. A significant improvement in a local economy may also adversely affect our stores in that community because the residents may be attracted to other forms of entertainment.

CORPORATION AND SECURITIES RELATED RISKS

         WE DEPEND ON THE EXPERTISE OF KEY PERSONNEL. IF ANY OF THESE INDIVIDUALS WERE TO LEAVE, OUR BUSINESS MAY SUFFER.

Our future success depends on the continued services of certain key management personnel, including Trevor M. Hillman, our Chairman and Chief Executive Officer, Gregg C. Johnson, our President and Chief Operating Officer, Derrek R. Wong, our Senior Vice President, Finance and Chief Financial Officer and Michael
D. McKelvie, our Senior Vice President, Marketing & Communications. The loss of any one of these individuals could have a material adverse effect on our results of operations. We maintain key-man life insurance for Trevor M. Hillman. We have entered into consulting agreements with Mr. Hillman and Mr. Johnson. To date we have not entered into written employment agreements with Mr. Wong or Mr. McKelvie. Our continued growth and profitability also depend on our ability to attract and retain other management personnel, including qualified store managers.

         PURCHASERS OF UNITS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION

The financial risk of our activities will be borne to a significant degree by purchasers of Units under this offering who, based on the gross proceeds of this offering, will suffer an immediate and substantial dilution of o% ($o per Common Share) based upon completion of the maximum offering and o% ($o per Common Share) based upon completion of the minimum offering, in either case assuming no exercise of the Over-Allotment Option.

         PURCHASERS MAY NOT BE ABLE TO SELL WARRANTS PURCHASED PURSUANT TO THIS PROSPECTUS

Our Common Shares are traded on the TSX under the symbol "VHQ". The closing sale price of our Common Shares on the TSX on June 5, 2002 was $0.85. However, there is currently no market through which, after the Record and Distribution Date, the Warrants may be sold and purchasers may not be able to sell Warrants purchased pursuant to this prospectus.

         IT IS NOT CONTEMPLATED THAT ANY DIVIDENDS WILL BE PAID IN THE IMMEDIATE OR FORESEEABLE FUTURE

No dividends have been paid on any of our shares since the date of our incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

                                   PRIOR SALES

Since May 1, 2001, we have issued the following Common Shares:

                            Number of Common        Issue Price Per                               Nature of Consideration
     Date                        Shares               Common Share          Gross Proceeds                Received
--------------------        -----------------       ---------------         --------------        ------------------------
July 31, 2001                    229,700                 $2.00                $   459,400                   Cash

December 1, 2001                 546,336                 $1.50                $   819,504                Assets(1)<F1>

April 29, 2002                     5,726                 $1.40                $     8,016                 Cash(2)<F2>

May 31, 2002                  226,000(3)<F3>             $1.00                $   226,000                   Cash

(1)<F1> Issued as partial consideration for the assets of Video LP. See "Operating and Financial Review".
(2)<F2>  Issued  pursuant to the Purchase Plan.  See "Employee  Share  Ownership
         Plan".
(3)<F3> Plus an equal number of warrants, each warrant exercisable to purchase one Common Share at $2.00 until May 31, 2003 and at $2.25 until May 31, 2004.

                               MATERIAL CONTRACTS

The following are the material contracts, other than in the ordinary course of our business, which we have entered into in the last two years:

1. Services Agreement with TMH dated effective April 1, 2001. See "Employment Contracts".

2. Services Agreement with Summit dated effective April 1, 2001. See "Employment Contracts".

3. Definitive Share Purchase Agreement dated December 21, 2001 with Game Holdings. See "E-Trend Networks, Inc.".

4. Promissory Note granted by Game Holdings dated December 22, 2001. See "E-Trend Networks, Inc.".

5. Agency Agreement dated __, 2002 with the Agents and Computershare. See "Plan of Distribution".

6. Warrant Indenture to be entered into with Computershare. See "Details of the Offering".

Copies of the material contracts will be available for inspection at our head office at 6201 - 46th Avenue, Red Deer, Alberta T4N 6Z1, during business hours for a period of 30 days after a receipt has been issued for this prospectus in each of the Qualifying Jurisdictions.

                                  LEGAL MATTERS

Certain legal matters in connection with the Units will be passed upon on our behalf by Shea Nerland Calnan of Calgary, Alberta, and on behalf of the Agents by Gowling Lafleur Henderson LLP of Toronto, Ontario. The partners and associates of Shea Nerland Calnan, as a group, and Gowling Lafleur Henderson LLP, as a group, each beneficially own, directly and indirectly, less than 1% of our outstanding Common Shares.

                                LEGAL PROCEEDINGS

On January 18, 2001, Beamscope Canada, Inc. ("Beamscope"), which had previously supplied us with video game rental products, filed a statement of claim in the Ontario Superior Court of Justice. The claim alleges that Beamscope is owed $159,074.56 for video games and related merchandise provided to us from August 2000 to November 2000. We filed a counterclaim against Beamscope seeking $1,500,000 in damages for lost business as a result of Beamscope's failure to deliver products in a timely manner. As of April 30, 2002 the parties have agreed to settle the claim by the payment from us to Beamscope in the amount of $50,000 for a full release by both sides.

On January 2, 2002, Brian Meyer filed a statement of claim against us and E-Trend in the Court of Queen's Bench, Alberta, Judicial District of Red Deer. Mr. Meyer claims that he was improperly terminated and is seeking a judgment in the amount of $30,750 and general/punitive damages in the amount of $25,000, plus interests and costs. On January 29, 2002, we filed a statement of defense as well as a counterclaim in the amount of $5,000 for a loan we made to Mr. Meyer which has not been repaid. We intend to defend against Mr. Meyer's claim.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

Since April 27, 2001 our auditors have been Collins Barrow, Chartered Accountants and Consultants, Suite 400, 5010 - 43rd Street, Red Deer, Alberta T4N 6H2. Prior to April 27, 2001, our auditors were Ernst & Young, LLP, Chartered Accountants, Suite 1000, 400 - 2nd Ave SW, Calgary, Alberta T2P 5E9.

The transfer agent and registrar for the Units and the Warrants will be, and the transfer agent and registrar for the Common Shares is, Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

                          PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

                                AUDITORS' REPORT



To the Directors of
VHQ Entertainment Inc.

We have audited the consolidated balance sheets of VHQ Entertainment Inc. as at May 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the twelve months ended May 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at May 31, 2001 and 2000 and the results of its operations and cash flows for the twelve-month periods ended May 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.


Red Deer, Alberta
May 23, 2001,                                              Chartered Accountants
except as to Note 16
which is as of __, 2002

                             VHQ ENTERTAINMENT INC.
                           CONSOLIDATED BALANCE SHEET
                               (ALL FIGURES $ CDN)

                                                            February 28,                    May 31,
                                                          ----------------     --------------------------------
                                                                2002                  2001             2000
                                                          ----------------     ---------------   --------------
                                                            (unaudited)
ASSETS
CURRENT
Cash                                                           210,569               155,371           238,635
Accounts receivable                                            331,515               237,583           354,747
Inventory                                                    1,750,150             1,561,352           789,971
Note receivable [NOTE 3]                                             -                     -           884,009
Prepaid expenses and deposits                                  208,374               189,286           201,553
                                                          ----------------     ---------------   --------------
                                                             2,500,608             2,143,592         2,468,915

INVESTMENT IN SUBSIDIARY [NOTE 4]                                    -                     -         1,886,851

CAPITAL ASSETS [NOTE 5]                                     10,077,151             8,575,627         6,827,334

GOODWILL [NOTE 6]                                            3,009,885             3,018,749         3,369,994
                                                          ----------------     ---------------   --------------
                                                            15,587,644            13,737,968        14,553,094
                                                          ================     ===============   ==============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
Bank indebtedness [NOTE 7]                                   1,244,141               800,556            69,231
Accounts payable and accrued liabilities                     4,533,137             3,977,617         2,860,675
Current portion of lease inducements                            46,827                65,744            25,212
[NOTE 12]
Current portion of long-term debt [NOTE 8]                     669,134               158,750            62,924
                                                          ----------------     ---------------   --------------
                                                             6,493,239             5,002,667         3,018,042

DEFERRED LEASE INDUCEMENTS [NOTE 12]                           291,676               291,676           108,684

LONG-TERM DEBT [NOTE 7,8]                                    1,075,420               110,794           233,996

DUE TO RELATED COMPANY [NOTE 11]                                    85               493,578           361,331

FUTURE INCOME TAXES [NOTE 10]                                  657,000               748,000         2,465,000
                                                          ----------------     ---------------   --------------

SHAREHOLDERS' EQUITY
Share capital [NOTE 9]                                       8,905,403             7,626,499         6,087,766
Retained earnings (deficit)                                 (1,835,179)             (535,246)        2,278,275
                                                          ----------------     ---------------   --------------
                                                             7,070,224             7,091,253         8,366,041
                                                          ----------------     ---------------   --------------
                                                            15,587,644            13,737,968        14,553,094
                                                          ================     ===============   ==============


                       On behalf of the Board of Directors


 By: (Signed) GREGG C. JOHNSON             By: (Signed) CATHERINE J. MCDONOUGH
            Director                                      Director


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             VHQ ENTERTAINMENT INC.
            CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
                               (ALL FIGURES $ CDN)

                                                Nine Months Ended
                                                   February 28,                      Year Ended May 31,
                                           ----------------------------  ------------------------------------------
                                               2002           2001           2001          2000           1999
                                           -------------  -------------  ------------  -------------  -------------
                                                    (unaudited)
REVENUES
   Rentals                                    14,801,857     12,296,186    16,579,831     10,205,031      3,893,290
   Product Sales                               4,893,893      3,501,657     4,750,636      2,679,821      1,026,245
                                           -------------  -------------  ------------  -------------  -------------
   TOTAL REVENUES                             19,695,750     15,797,843    21,330,467     12,884,852      4,919,535

COST OF SALES
   Revenue sharing                             1,490,309        979,475     1,772,261        625,743        391,243
   Amortization of rental product              3,269,065      1,975,341     2,599,104      1,450,933        643,896
                                           -------------  -------------  ------------  -------------  -------------
   Rental                                      4,759,374      2,954,816     4,371,365      2,076,676      1,035,139
   Product sales                               3,689,096      2,711,778     3,665,497      2,187,754        694,454
                                           -------------  -------------  ------------  -------------  -------------
  TOTAL COST OF SALES                          8,448,470      5,666,594     8,036,862      4,264,430      1,729,593

GROSS MARGIN                                  11,247,280     10,131,249    13,293,605      8,620,422      3,189,942

OPERATING COSTS AND EXPENSES
   Store operating expenses                    8,127,370      6,415,827     9,371,740      5,525,630      2,268,725
   General and administrative                  2,330,216      1,507,155     2,318,520      1,956,710        518,644
   Amortization of intangibles                    20,082        275,108       361,934        246,288          3,819
                                           -------------  -------------  ------------  -------------  -------------
   TOTAL OPERATING COSTS AND                  10,477,668      8,198,090    12,052,194      7,728,628      2,791,188
      EXPENSES

OPERATING INCOME (LOSS)                          769,612      1,933,159     1,241,411        891,794        398,754
   Interest expense (net)                        118,445         94,450       119,649        151,497          8,371
   Interest - convertible debenture               20,792              -             -              -              -
   Income tax recovery                           (9,171)              -             -              -              -
   Video Limited Partnership                     710,170      1,135,385     1,509,565        732,990              -
      disbursements                        -------------  -------------  ------------  -------------  -------------
         [NOTE 11]

INCOME (LOSS) BEFORE THE FOLLOWING:             (70,624)        703,324     (387,803)          7,307        390,383

   Write-down of investment [NOTE 4]                   -      (481,811)   (1,886,851)              -              -
   Write-down of capital assets              (1,320,309)              -   (2,255,867)              -              -
      [NOTE 2,13]
   Minority interest [NOTE 4]                          -              -             -        114,572              -
   Equity loss of investment [NOTE 1, 4]               -              -             -      (268,249)              -
   Gain on dilution of investment                      -              -             -      2,452,188              -
      [NOTE 1,4]
   Gain on disposal of assets [NOTE 14]                -              -             -      1,297,049              -
                                           -------------  -------------  ------------  -------------  -------------

INCOME (LOSS)                                (1,390,933)        221,513   (4,530,521)      3,602,867        390,383

                                           -------------  -------------  ------------  -------------  -------------
   Future income taxes (recovery)               (91,000)         99,000   (1,717,000)      1,500,000        173,000
                                           -------------  -------------  ------------  -------------  -------------

NET INCOME (LOSS)                            (1,299,933)        122,513   (2,813,521)      2,102,867        217,383

                                           -------------  -------------  ------------  -------------  -------------
RETAINED EARNINGS (DEFICIT), BEGINNING         (535,246)      2,278,275     2,278,275        175,408       (41,975)
OF THE PERIOD

RETAINED EARNINGS (DEFICIT), END OF THE      (1,835,179)      2,400,788     (535,246)      2,278,275        175,408
PERIOD                                     =============  =============  ============  =============  =============
EARNINGS (LOSS) PER SHARE [NOTE 15]               (0.11)         (0.01)        (0.24)           0.21           0.03
                                           =============  =============  ============  =============  =============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             VHQ ENTERTAINMENT INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                               (ALL FIGURES $ CDN)

                                                 Nine Months Ended
                                                   February 28,                      Year Ended May 31,
                                             --------------------------  ------------------------------------------
                                                2002           2001          2001           2000          1999
                                             ------------   -----------  -------------  ------------   ------------
                                                    (unaudited)
CASH WAS PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income (loss) for the period              (1,299,933)     (122,513)    (2,813,521)     2,102,867        217,383
Add (deduct) items not affecting cash:
Amortization of capital assets and              3,646,410     2,496,259      3,329,413     2,067,683        913,915
intangibles
Amortization of lease inducements                (18,917)      (25,223)      (109,876)      (21,042)       (12,080)
Write-down of capital assets [NOTE 2,13]        1,130,580             -      2,255,867             -              -
Write-down of investment [NOTE 4]                       -             -      1,886,851             -              -
Minority interest                                       -             -              -     (114,572)              -
Gain on dilution of investment                          -             -              -   (2,452,188)              -
Equity loss of investment                               -       481,811              -       268,249              -
Gain on disposal of assets                              -             -              -   (1,297,049)              -
Future income taxes (recovery)                   (91,000)        99,000    (1,717,000)     1,500,000        173,000
Net change in non-cash components of
working capital
        Accounts receivable                      (93,932)       167,002        117,164     (345,003)         39,626
        Inventory                               (188,798)     (527,794)      (771,381)     (575,833)      (127,047)
        Prepaid expenses                         (19,088)      (41,021)         12,267     (109,755)       (77,347)
        Accounts payable                          555,520        54,640      1,116,942     2,239,878        174,502
        Working capital from acquisitions               -             -        246,194      (23,608)              -
                                             ------------   -----------  -------------  ------------   ------------
                                                3,620,842     2,827,187      3,552,920     3,239,627      1,301,952
                                             ------------   -----------  -------------  ------------   ------------
FINANCING ACTIVITIES
Proceeds from issue of share capital, net       1,278,904     1,271,807      1,538,733       509,596      1,092,170
of issuance costs
Proceeds from long-term debt                    1,680,475             -        125,000        74,065        270,000
Repayment of long-term debt                     (205,465)      (48,295)      (183,626)      (89,369)       (44,971)
Increase (decrease) in short-term debt            443,585       173,007        731,325        69,231              -
Lease inducements received                              -             -        333,400        62,227        104,791
Repayment of note payable                               -      (61,989)              -             -              -
Advance from (payment to) related company       (493,493)       123,998        132,247       361,331              -
                                             ------------   -----------  -------------  ------------   ------------
                                                2,704,006     1,458,528      2,677,079       987,081      1,421,990
                                             ------------   -----------  -------------  ------------   ------------
INVESTING ACTIVITIES
Acquisitions [NOTE 2]                         (1,910,250)     (225,000)      (225,000)   (2,750,000)              -
Dilution of subsidiary                                  -             -              -       406,345              -
Issuance of note receivable                             -             -              -     (925,000)              -
Repayment of note receivable                            -       884,009        884,009        40,991              -
Proceeds from disposal of capital assets            2,460             -              -     4,000,000              -
Purchase of capital assets                    (4,361,860)   (4,784,119)    (6,972,272)   (4,989,913)    (2,766,957)
                                             ------------   -----------  -------------  ------------   ------------
                                              (6,269,650)   (4,125,110)    (6,313,263)   (4,217,577)    (2,766,957)
                                             ------------   -----------  -------------  ------------   ------------
INCREASE (DECREASE) IN CASH FOR THE PERIOD         55,198       160,605       (83,264)         9,131       (43,015)

CASH, BEGINNING OF THE PERIOD                     155,371       238,635        238,635       229,504        272,519
                                             ------------   -----------  -------------  ------------   ------------

CASH, END OF THE PERIOD                           210,569       399,240        155,371       238,635        229,504
                                             ============   ===========  =============  ============   ============

CASH INTEREST PAID                                139,237        94,450        116,415       145,892          8,371

CASH TAXES PAID                                         -             -              -             -              -

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Corporation have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and its subsidiaries. As a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations, which have been made using careful judgment. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

DESCRIPTION OF BUSINESS

The Corporation has been continued under the Canada Business Corporations Act and through its subsidiaries operates video and home entertainment stores in Canada. The Corporation was incorporated on September 5, 1997 and commenced operations on September 5, 1997. Integrated Retail Corp. was incorporated on May 1, 1997 and commenced operations on May 1, 1997.

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries: Integrated Retail Corp., Safiqa Holdings Ltd., Star Vision Enterprises Inc., and 705556 Alberta Ltd.

The excess of the acquisition costs of investment in subsidiaries over the Corporation's proportionate share of the underlying value of the net assets at the date of acquisition represents goodwill, and is amortized over periods not exceeding 10 years. The value of goodwill, and any impairment of that value, is assessed by reference to cash flows, operating income and estimation of fair value.

During the period June 1, 1999 to March 1, 2000 the Corporation included the accounts of E-Trend Networks, Inc. (E-Trend), which was under common control, in the accounts of the Corporation excluding minority interest.

Subsequent to March 1, 2000, the Corporation's investment in E-Trend was diluted to 38.37%. Due to the loss in control of E-Trend, the Corporation adopted the equity method of accounting for this investment.

INVENTORY

Inventory, consisting primarily of filmed entertainment on VHS and DVD formats, video games and CD music for resale, studio merchandise, video-gaming accessories and confectionery items, is valued at the lower of cost and net realizable value.

REVENUE RECOGNITION

Due to the short term nature of the rental of VHS, DVDs and video games, revenue is recognized at the time of the rental. Where the Corporation has entered into revenue sharing agreements, the revenues are recorded on a gross basis with an offset to cost of sales. Where the Corporation sells VHS, DVDs and games that have been previously used to earn rental revenue, the Corporation records the sale in rental revenue and reduces the carrying value of its rental assets using the salvage value.

Revenue from the sale of product is recognized at the point of sale.

PRE-OPENING COSTS

Pre-opening costs are expensed as they are incurred.

ADVERTISING EXPENSES

Advertising costs are expensed as incurred. Advertising credits are recognized when the credits are received and are recorded as an offset to advertising expenses, which are included in store operating costs.

CAPITAL ASSETS

Capital assets are recorded at cost. Amortization is provided using the following rates and methods to amortize the costs, net of any salvage values, over their estimated useful lives:


Canopies and signs                20% straight line
Equipment and fixtures            10% declining balance
VCRs, TVs and game players        30% declining balance
VHS, DVDs and video games         12 month straight line
Computer hardware                 30% declining balance
Computer software                 20% declining balance
Leasehold improvements            Over term of the lease plus one renewal period
Logo and jingle                   3 years straight line
Uniforms                          2 years straight line

During the fiscal year ended May 31, 2001, the Corporation changed its method of amortization of its rental product (VHS, DVDs, and video games). This method accelerates the rate of amortization and was adopted as a result of an industry trend towards significant increases in copy depth availability from movie studios and revenue sharing agreements, that have resulted in earlier satisfaction of consumer demand, thereby accelerating the rate of revenue recognition. As a result of the change, the Corporation has revised its estimate of the useful life of its rental product to a 12 month period of amortization from a 24 month period, and has revised the salvage value of its VHS and DVD movies and video games from $7 per unit to $5, $10, and $15, respectively.

FUTURE INCOME TAXES

Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FINANCIAL INSTRUMENTS

Financial instruments of the Corporation consist mainly of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, due to related corporations, and long-term debt. There are no significant differences between the carrying values of these amounts and their estimated market values.

STOCK OPTION PLAN

The Corporation's stock option plan is described in note 9. Consideration paid by employees, consultants and directors on the exercise of stock options is credited to share capital. The Corporation does not record any amounts to compensation expense related to the granting or exercise of stock options.

SEGMENTED INFORMATION

The Corporation does not disclose segmented information as the Corporation engages in and monitors only one operating segment. The Corporation's geographic segment is within the Canadian market.

2.       ACQUISITIONS

Effective December 1, 2001, the Corporation acquired all the assets of Video Limited Partnership for total consideration of $2.1 million. The assets acquired were as follows:

                                                    $
                                               ------------
Assets Acquired

Working capital                                   248,062

Capital assets                                  1,910,250

Long-term debt                                    (58,333)

Net assets                                      2,099,979

Consideration

Convertible debenture                           1,280,475

Common stock                                      819,504

                                                2,099,979

The consideration given under the acquisition agreement was 546,336 units, each comprised of one common share of the Corporation and one half of one common share purchase warrant and a $1.28 million principal amount three year, composite, subordinated, convertible debenture. Each whole warrant issued as part of the units is exercisable to purchase one common share until December 2, 2003 at $2.00 per share. The rate of interest on the debenture is 8% per annum with blended monthly principal and interest payments. The principal amount of the debenture can be converted at any time into common shares of the Corporation at the option of the holder at $2.50 per share until December 1, 2003 and at $3.00 per share until December 1, 2004.

Subsequent to this acquisition, the value of the capital assets acquired under the agreement was reduced to its residual value as the rental assets acquired were older stock and, therefore, the rental revenue value has been diminished resulting in a one time charge to net income of $1,320,309.

On July 11, 2000, the Corporation acquired the assets of M & K Video Spot Inc., an independent video retailer operating one video store in Stony Plain, Alberta and one video store in Spruce Grove, Alberta under the name "Five Star Movies".

On June 15, 2000, the Corporation's wholly owned subsidiary Star Vision acquired from Raeco Holdings Incorporated all of the assets of a video and home entertainment store operating under the name "Silver Screen Video" in Saskatoon, Saskatchewan.

                                     Five Star       Silver Screen
                                       Movies            Video
                                  --------------   -----------------
Assets Acquired
Capital Assets                        $425,000          $200,000
                                  ----------------------------------
                                      $425,000          $200,000
                                  ----------------------------------
Consideration
Cash                                  $125,000          $100,000
Note Payable                           125,000             - -
Share Capital                          175,000           100,000
                                  ----------------------------------

                                      $425,000          $200,000
                                  ==================================

During the period ended May 31, 2000, the Corporation acquired all of the issued and outstanding shares of 705556 Alberta Ltd., Star Vision Enterprises Inc., and Safiqa Holdings Ltd. Each Corporation is engaged in the operations of video rental and retail stores in Canada. The acquisitions have been accounted for using the purchase method of accounting as follows:

                                 705556          Star Vision           Safiqa
                                 Alberta         Enterprises          Holdings
                                  Ltd.              Inc.                Ltd.            Total
                                    $                 $                  $                $
                            ---------------  -----------------    ----------------   --------------
Assets Acquired
Working capital                   (7,768)          (23,609)                   --         (31,377)
Capital assets                   414,490         1,572,043             1,058,248       3,044,781
Goodwill                         343,278         1,809,566             1,372,752       3,525,596
Deferred taxes                  (125,000)         (444,000)             (306,000)       (875,000)
                            -----------------------------------------------------------------------

                                 625,000         2,914,000             2,125,000       5,664,000
                            =======================================================================

Consideration
Cash                             250,000         1,500,000             1,000,000       2,750,000
Common shares                    375,000         1,414,000             1,125,000       2,914,000
                            -----------------------------------------------------------------------

                                 625,000         2,914,000             2,125,000       5,664,000
                            =======================================================================

On August 1, 1998, the Corporation acquired all of the issued and outstanding shares of Integrated Retail Corp. for consideration of 5,200,000 common shares and warrants of the Corporation. Both of these companies have been controlled by the same individuals since inception and there was, therefore, no substantive change in ownership of the shares. As the companies were under common control, these financial statements have been presented using the continuity of interest method of accounting under which the financial position and results of operations for the current and prior periods are presented as if the new corporate structure had existed since inception. Accordingly, as at May 31, 2000 and 1999, the consolidated balance sheets include the assets and liabilities of the Corporation and Integrated at their carrying values and the consolidated statements of earnings and retained earnings (deficit) and cash flows include the results of their operations for all periods presented.

3.       NOTE RECEIVABLE

The Note was due on demand from Video Limited Partnership, bore interest at 15% per annum and was unsecured. The Note was paid in full on January 19, 2001.

4.       INVESTMENT IN SUBSIDIARY

The Corporation consolidated the financial statements of its subsidiary, E-Trend Networks, Inc., up to February 29, 2000.

Between the period from September, 1999 to February 29, 2000, the Corporation's ownership was diluted to 45.03% through the issuance by E-Trend of common shares from treasury. As a result of the dilution of the Corporation's ownership of E-Trend, the Corporation's interest in E-Trend was subsequently accounted for by the equity method of accounting and a dilution gain of $2,452,188 was recorded.

E-Trend reported a net loss during the period of March 1, 2000 to May 31, 2000. The Corporation's share of this loss was $268,249.

On May 31, 2001, the Corporation wrote down its investment in E-Trend resulting in a one-time charge of $1,886,851 to net income.

On December 21, 2001, the Corporation entered into an agreement to sell its entire holdings of 2,000,000 common shares of E-Trend, Inc. to The Game Holdings, Ltd., a British Virgin Islands corporation, for US$0.40 per share, for a total price of US$800,000. The purchase price was paid by way of a secured promissory note of Game Holdings payable as follows: (a) US$10,000 per month from January 2002 until March 2002; (b) US$30,000 per month from April 2002 until May 31 2003; and (c) the remainder of the purchase price on June 30, 2003. The promissory note bears interest at a rate of 6% per annum and is secured by way of a second charge against a yacht owned by Game Holdings which had an estimated current resale value of approximately US$1,800,000 as determined by an appraisal delivered by the purchaser. To date, the Corporation has not received any payments from Game Holdings as required by the terms of the promissory note. As the payments are received, a gain on the sale will be recognized.

5.       CAPITAL ASSETS

                                                           February 28, 2002
                                           ------------------------------------------------
                                                              Accumulated        Net Book
                                                Cost         Amortization          Value
                                                 $                 $                $
                                           -------------     -------------      -----------
Canopies and signs                              566,439           261,197          305,242
Equipment and fixtures                        2,118,089           823,035        1,295,054
VCRs, TVs, DVD and game players                 486,765           291,124          195,641
Rental product                               18,305,010        10,848,984        7,456,026
Computer hardware                               619,246           445,407          173,839
Computer software                               414,426           176,106          238,320
Leasehold improvements                          701,340           304,621          396,719
Uniforms                                         64,420            48,110           16,310
                                           ------------------------------------------------
                                             23,275,735        13,198,584       10,077,151
                                           ================================================

                                                               May 31, 2001
                                           ------------------------------------------------
                                                              Accumulated        Net Book
                                                Cost         Amortization          Value
                                                 $                 $                $
                                           -------------     -------------      -----------
Canopies and signs                               492,738           178,137          314,601
Equipment and fixtures                         2,074,197           720,041        1,354,156
VCRs, TVs, DVD and game players                  420,883           234,325          186,558
Rental product                                13,468,906         7,636,718        5,832,188
Computer hardware                                591,739           394,937          196,802
Computer software                                374,973           134,049          240,924
Leasehold improvements                           684,921           247,250          437,671
Logo and jingle                                    3,250             3,250              - -
Uniforms                                          44,867            32,140           12,727
                                            ------------------------------------------------
                                              18,156,474         9,580,847        8,575,627
                                            ================================================

                                                               May 31, 2000
                                           ------------------------------------------------
                                                              Accumulated        Net Book
                                                Cost         Amortization          Value
                                                 $                 $                $
                                           -------------     -------------      -----------
Canopies and signs                               295,323            89,129          206,194
Equipment and fixtures                         1,876,713           660,255        1,216,458
VCRs, TVs, DVD and game players                  188,559            81,788          106,771
Rental product                                 8,267,602         3,697,698        4,569,904
Computer hardware                                481,195           323,913          157,282

Computer software                                281,010            80,173          200,837
Leasehold improvements                           526,441           160,103          366,338
Logo and jingle                                    3,250             2,617              633
Uniforms                                          27,220            24,303            2,917
                                            ------------------------------------------------
                                              11,947,313         5,119,979        6,827,334
                                            ================================================

                                                               May 31, 1999
                                           ------------------------------------------------
                                                              Accumulated        Net Book
                                                Cost         Amortization          Value
                                                 $                 $                $
                                           -------------     -------------      -----------
Canopies and signs                               178,421            33,119          145,302
Equipment and fixtures                           705,746            94,266          611,480
VCRs, TVs and game players                       115,608            33,190           82,418
Rental product                                 3,172,825           911,941        2,260,884
Computer hardware                                 93,921            27,601           66,320
Computer software                                 91,585            17,678           73,907
Leasehold improvements                           161,786            18,991          142,795
Uniforms                                          10,693            10,693               --
                                            ------------------------------------------------
                                               4,530,585         1,147,479        3,383,106
                                            ================================================

Amortization of rental assets, in the amount of $3,269,065; $2,599,104; $1,450,933 and $643,896, is included in the cost of rental revenues for the fiscal periods ended February 28, 2002, May 31, 2001, May 31, 2000 and May 31, 1999.

Amortization of other related store capital assets is included in store operating expenses.

6.       GOODWILL

The Canadian Institute of Chartered Accountants issued Handbook Section 3062, Goodwill and Other Intangibles, dealing with the measurement and disclosure of goodwill and other intangibles. The measurement standards require that goodwill not be amortized but rather that the value of goodwill be reviewed annually to determine if the carrying value exceeds the fair value. Where the carrying value exceeds the fair value, a charge against net income is recorded in the period the impairment has occurred.

In accordance with the recommendations of Section 3062, no provision has been made in these financial statements for amortization of goodwill. As prescribed by the transitional provisions of the new recommendations, this change has been applied prospectively.

Amortization of intangibles in the amount of $20,082; $361,934; $246,288; and $3,819 has been recognized as a separate category in operating costs and expenses, for the fiscal periods ending February 28, 2002, May 31, 2001, May 31, 2000 and May 31, 1999.

7.       BANK INDEBTEDNESS

The Corporation has two demand operating credit facilities with Canadian financial institutions providing for overdrafts which have maximum limits in the amounts of $800,000 and $200,000. The credit facilities bear interest at prime plus 1% (2001 - 7.25%) and prime plus 0.5% (6.75%), respectively.

On March 23, 2001, the Corporation obtained a $1.5 million credit facility to be used in connection with the Corporation's new-build strategy. The credit facility bears interest at the rate of 4.5% per annum and $1.5 million of short term deposits have been pledged as security. On June 12, 2001, $400,000 of the credit facility was released to the Corporation with monthly payments of $12,398, including interest commencing August 1, 2001, bearing interest at a rate of 1% per annum above the prime rate.

8.       LONG-TERM DEBT

                                                             February 28                     May 31
                                                             ------------     --------------------------------------
                                                                 2002            2001           2000         1999
                                                                  $               $              $            $
                                                             ------------     ----------    ----------    ----------
Demand  loan,  due  in  blended  monthly   principal  and        327,931              -             -            -
interest  payments of $12,398.  Interest at prime plus 1%
per annum  (4.75% at  February  28,  2002)  secured  by a
general   security   agreement   on  all  assets  of  the
Corporation.

Promissory  note,  due on July 29, 2002 bearing  interest         77,299         77,299        74,065            -
at 9% per annum  secured  by a  personal  guarantee  of a
shareholder.

Small  business loan,  due in blended  monthly  principal        122,237        160,995       205,483      246,880
and interest  payments of $5,305.  Interest at prime plus
3% per annum,  (6.75% at February 28, 2002)  secured a by
a  general  security  agreement  on  all  assets  of  the
Corporation.

Convertible  debenture,  due in blended monthly principal      1,217,087
and  interest  payments of $40,125  maturing  December 1,
2004;   interest   calculated   at  8%  per  annum.   The
principal  amount of the debenture can be converted  into
common  shares  of the  Corporation  at $2.50  per  share
until  December  1,  2003 and at $3.00  per  share  until
December 1, 2004.

Promissory  note, due in monthly  installments of $10,417              -         31,250             -            -
plus  interest  at 9%  per  annum  secured  by a  general
security  agreement  covering  assets  located  in Spruce
Grove and Stony Plain.

Other                                                                  -              -        17,372       65,344
                                                          -----------------------------------------------------------

                                                               1,744,554        269,544       896,922      312,224

Less current portion                                             669,134        158,750        62,924       89,802
                                                          -----------------------------------------------------------
                                                               1,075,420        110,794       233,996      222,422
                                                          ===========================================================

Estimated principal payments over the next three years are as follows:

                                             $
                                       -------------
                 2002                     669,134
                 2003                     635,502
                 2004                     439,918
                                       -------------
                                        1,744,554
                                       =============

9.       SHARE CAPITAL

AUTHORIZED

Unlimited number of preferred shares
Unlimited number of common shares

        Common Shares Issued                 Number of Shares            $
   -----------------------------------       ----------------      -------------
   Balance, May 31, 1998                         5,200,000           1,572,000
                                             -----------------------------------
   Exercise of options                              90,000              18,000

   Exercise of warrants                            104,000              52,000

   Exercise of warrants                            479,000             359,250

   Shares issued to settle debt                     30,555              19,861

   Issued for cash                               2,593,721             745,291

   Share issue costs                                     -            (102,232)
                                             -----------------------------------
   Balance, May 31, 1999                         8,497,276           2,664,170
                                             -----------------------------------

   Exercise of options                             200,000              40,000

   Exercise of warrants                            316,575             395,719

   Exercise of broker options                       59,372              44,529

   Issued for acquisitions [NOTE 2]              1,996,207           2,914,000

   Issued for cash                                  25,833              33,750

   Share issue costs                                   - -              (4,402)
                                             -----------------------------------
   Balance, May 31, 2000                        11,095,263           6,087,766
                                             -----------------------------------

   Issued for acquisitions [NOTE 2]                 68,750             275,000

   Issued for cash                                 366,754           1,375,289

   Share issue costs                                   - -            (111,556)
                                             -----------------------------------
   Balance, May 31, 2001                        11,530,767           7,626,499
                                             -----------------------------------

   Issued for cash                                 229,700             459,400

   Issued for acquisitions                         546,336             819,504
                                             -----------------------------------
   Share issue costs                                     -                   -
                                             -----------------------------------

   Balance, February 28, 2002                   12,306,803           8,905,403
                                             ===================================


OPTIONS AND WARRANTS

The Corporation has a stock option plan available to officers, directors and employees with grants under the plan approved from time to time by the Board of Directors. The plan provides for vesting at the discretion of the Board and the options expire after five years from the date of grant.

The Corporation has issued the following stock options:

                                                                     Weighted
                                                                     average
                                                                  exercise price
                                                    Shares              ($)
                                                --------------    --------------
Granted during the year                              200,000            0.20
                                                --------------------------------
Outstanding as at May 31, 1999                       200,000            0.20
                                                --------------------------------
Granted during the year                            1,000,000            1.51
Exercised during the year                           (200,000)           0.20
                                                --------------------------------
Outstanding as at May 31, 2000                     1,000,000            1.51
                                                --------------------------------
Granted during year                                  142,200            2.68
Exercised during year                                    - -             - -
                                                --------------------------------
Outstanding as at May 31, 2001                     1,142,200            1.66
                                                --------------------------------
Granted during the period                          1,017,500            1.90
Exercised during the period                         (102,400)           1.53
                                                --------------------------------
Outstanding as at February 28, 2002                2,057,300            1.78
                                                --------------------------------
Options exercisable as at February 28, 2002        1,573,562            1.69
                                                ================================

As of February 28, 2002, the Corporation has the following warrants to purchase common shares outstanding:

        Warrants                               Date of Expiration
       Outstanding            Date Issued                                   Exercise Price
      -------------         ---------------    ------------------   ------------------------------
         240,205             June 28, 2000       June 28, 2002      Exercisable   at   $5.00   per
                                                                    share  until  June  28,  2001;
                                                                    $6.00  per  share  until  June
                                                                    28, 2002

         110,862             Aug 31, 2000         Aug 31, 2002      Exercisable   at   $5.00   per
                                                                    share  until  Aug  31,   2001;
                                                                    $6.00 per share  until Aug 31,
                                                                    2002

         15,666              Oct 18, 2000         Oct 18, 2002      Exercisable   at   $5.00   per
                                                                    share  until  Oct  18,   2001;
                                                                    $6.00  per  share   until  Oct
                                                                    18, 2002

         114,850              Aug 7, 2001         Aug 7, 2002       Exercisable   at   $2.50   per
                                                                    share until Aug 7, 2002

         273,168              Dec 1, 2001         Dec 1, 2003       Exercisable   at   $2.00   per
                                                                    share until Dec 1, 2003

10.      INCOME TAXES

The provision for income taxes varies from the amount computed by applying the combined federal and provincial tax rates as follows:

                                          Nine Months Ended Feb 28,                     Year Ended May 31
                                         ---------------------------     --------------------------------------------
                                             2002           2001              2001          2000              1999
                                              $              $                 $             $                 $
                                         -----------    ------------     -------------  ------------     ------------
Computed income taxes (recovery)          (535,230)        99,635         (1,743,344)     1,620,570          172,597
at 38.48% (2000 - 44.98%)
Non-deductible expenses                     28,860         33,735             38,480            - -
Amortization of goodwill                     3,410        117,181            129,330        106,153
Dilution of investment                                   (151,551)               - -       (196,723)
Gain on disposal of assets and             411,960                           241,676        (30,000)
   asset write-downs
Investment write-down                                                        (26,928)           - -
Effect of change in expected tax                                            (356,214)           - -
   rates in computing future taxes
Other                                                                                                         25,403
                                         ----------------------------------------------------------------------------
                                           (91,000)        99,000         (1,717,000)     1,500,000          198,000
                                         ============================================================================

Significant components of the future tax liability are:

                                             Nine Months
                                            Ended Feb 28,                      Year Ended May 31,
                                           ----------------------------------------------------------------
                                                2002              2001            2000             1999
                                                 $                 $               $                $
                                           ------------        ----------      -----------       ----------
Net book value in excess of tax pools          693,000           797,000        1,938,000          205,000
Book value of investment  in excess of
   adjusted cost base                                -                 -          565,000          (83,000)
Share issue costs                              (36,000)          (49,000)         (38,000)         (32,000)
                                            ---------------------------------------------------------------
                                               657,000           748,000        2,465,000           90,000
                                            ===============================================================

11.      DUE TO RELATED CORPORATION

As at May 31, 2001 the amount due to a related corporation was due to E-Trend, had no fixed terms of repayment, bore interest at bank prime plus 1% per annum, (8% at May 31, 2001), and was unsecured. This amount was repaid in full as at November 30, 2001.

Included in accounts payable as at May 31, 2001 are amounts due to Langara Distribution Inc., a wholly owned subsidiary of E-Trend: $246,776 (February 28,
2002), $470,315 (May 31, 2001) and $94,251 (May 30, 2000).

The Corporation entered into a revenue sharing agreement with Video Limited Partnership whereby the two parties agreed to share revenues generated by certain rental assets in certain of the Corporation's stores. The general partner of Video Limited Partnership is also a director and shareholder of the Corporation. Disbursements paid to Video Limited Partnership relate to the terms under this revenue sharing agreement. Included in accounts payable are amounts owing to Video Limited Partnership: $710,170 as at February 28, 2002, $203,100 as at May 31, 2001 and $261,045 as at May 31, 2000. Effective December 1, 2001, the Corporation acquired all the partnership of Video Limited Partnership for total consideration of $2.1 million, as detailed in Note 2.

12.      COMMITMENTS

The Corporation is committed to the following rental payments under leases for various premises:


                                            $
                                    --------------
               2002                      732,490
               2003                    2,779,723
               2004                    2,403,308
               2005                    2,081,652
               2006                    1,931,149
               Thereafter              4,934,947
                                    --------------

                                      14,863,269
                                    ==============

With respect to the above leases, the Corporation received certain lease inducements, which are being amortized and offset against rent expense over the terms of the leases. Rent expense is included in store operating expenses. The lease inducements to be amortized over the next five years are as follows:


         2002         2003         2004        2005        2006      Thereafter
       --------     --------     --------    --------    --------    ----------
$       49,827       71,292       54,574      44,870      39,237       81,703


o The Corporation has employment agreements with four officers that entitle them to a percentage of gross revenues of the Corporation. Two of these agreements require payments of 0.5% each of the Corporation's gross revenues. One agreement requires payments of 1% of the gross revenues realized by the operations of certain retail stores operated within the City of Calgary. The other agreement requires payments of 1% of the gross revenues realized by the operation of certain retail stores operated within the Province of Saskatchewan. Total payments under these agreements were $120,894 and $48,529 for the years ended May 31, 2001 and 2000.

13.      WRITE-DOWN OF CAPITAL ASSETS

Effective May 31, 2001, the Corporation changed its estimation of the useful life and salvage values of its rental product. As a result of this change, the Corporation has revised its estimates of the useful life of rental product to a 12 amortization period from a 24 month amortization period and has reduced its estimate of the salvage value from $7 per item to $5 per VHS, $10 per DVD and $15 per video game. This change has been applied prospectively as a change in accounting estimate and resulted in a one-time write-down of capital assets in the amount of $2,255,867.

14.      GAIN ON DISPOSAL OF ASSETS

Effective September 30, 1999, the Corporation sold existing video-tapes, video games and DVD's used for rental revenue to Video Limited Partnership for cash of $4,000,000 resulting in a gain of $1,297,049. Video Limited Partnership contracted the Corporation to manage these assets for which the Corporation earned a revenue sharing fee. As of May 31, 2000, the Corporation earned $2,226,813 under the contract with Video Limited Partnership. The Corporation has subsequently acquired Video Limited Partnership, as detailed in note 2.

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15.      EARNINGS (LOSS) PER SHARE

The earnings (loss) per share has been calculated based on the weighted average number of common shares outstanding for the fiscal periods ended February 28, 2002 of 11,884,205, May 31, 2001 of 11,490,281, May 31, 2000 of 10,086,383 and
May 31, 1999 of 7,301,172. An assumed conversion of the options and warrants to purchase common shares and the resultant imputed interest savings does not have a dilutive effect on earnings (loss) per share.

16.      SUBSEQUENT EVENTS

On __, 2002, the Corporation entered into an Agency Agreement whereby the Corporation agreed to file a prospectus for the issuance of a maximum of __ units for gross proceeds of $10,000,000 and a minimum of __ units for gross proceeds of $4,000,000 at $__ per unit. In connection with the offering, the Corporation has granted the agents options to purchase up to 10% of the units sold pursuant to the offering at $__ per unit for 24 months from the date of closing of the offering. The Corporation has also granted the agents an option, exercisable for a period of 90 days from the date of closing of the offering, to purchase up to 15% of the total number of units sold pursuant to the offering on the same terms set forth above, to cover over-allotments, if any.









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


                         CERTIFICATE OF THE CORPORATION

Dated: June 6, 2002

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the SECURITIES ACT (British Columbia), by Part 9 of the SECURITIES ACT (Alberta), by Part XI of the SECURITIES ACT, 1988 (Saskatchewan), by Part VII of THE SECURITIES ACT (Manitoba), and by Part XV of the SECURITIES ACT (Ontario), and the respective regulations thereunder. This preliminary prospectus does not contain any misrepresentation within the meaning of the SECURITIES ACT (Quebec) and the regulations thereunder likely to affect the value or the market price of the securities to be distributed.







By: (Signed) TREVOR M. HILLMAN                By: (Signed) DERREK R. WONG
      Chief Executive Officer                     Chief Financial Officer

                       On behalf of the Board of Directors






By: (Signed) GREGG C. JOHNSON                By: (Signed) CATHERINE J. MCDONOUGH
          Director                                           Director





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


                            CERTIFICATE OF THE AGENTS

Dated: June 6, 2002

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the SECURITIES ACT (British Columbia), by Part 9 of the SECURITIES ACT (Alberta), by Part XI of the
SECURITIES ACT, 1988 (Saskatchewan), by Part VII of THE SECURITIES ACT (Manitoba), and by Part XV of the SECURITIES ACT (Ontario), and the respective regulations. To our knowledge, this preliminary prospectus does not contain any misrepresentation within the meaning of the SECURITIES ACT (Quebec) and the regulations thereunder likely to affect the value or the market price of the securities to be distributed.


DESJARDINS SECURITIES INC.                     FIRST ASSOCIATES INVESTMENTS INC.




By: (Signed) JACQUES LEMAY                     By: (Signed) RICHARD STUCHBERRY









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